UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Explanatory note

Update on the nominations for the Board of Directors and the Supervisory Board, as well as the nomination for Chairman of the Board of Directors, and additional clarifications regarding the submission of the Distance Voting Ballot.

MANUAL OF General Shareholders’ Meeting 2026 WE ARE LEADERS IN THE JUST ENERGY TRANSITION — Invitation ...................................................................................................................... 5 Call Notice .................................................................................................................... 8 Guidelines for Participation ............................................................................... 14 Guidelines for participation in the Shareholders’ Meeting ............................................. 14 Guidelines for voting via Distance Voting Ballot ............................................................... 20 Management Proposal ......................................................................................... 27 Annual General Meeting ............................................................................................................. 27 ITEM I - Analysis of management accounts, analysis, discussion, and voting on the Management Report and the Company’s Financial Statements, accompanied by the Independent Auditors’ Report and the Petrobras’ Fiscal Council’s opinion for the fiscal year ended on December 31, 2025 .................................................................................................................................................................... 27 ITEM II – Proposed Capital Budget for the 2026 Fiscal Year .................................................................. 28 ITEM III - Proposal for the Allocation of the Net Income for the 2025 fiscal year ............................ 29 EXHIBIT I - Alocation of Net Income ........................................................................................................................ 31 ITEM IV - Proposal for the establishment of eleven (11) members to the Board of Directors ..... 37 ITEM V - Election of eleven (11) members to the Board of Directors.................................................. 38 EXHIBIT II - Candidates nominated by the controlling shareholder and candidate elected by employees for the position of member of the Petrobras Board of Directors .................................................................... 39 EXHIBIT III - Candidates nominated by non-controlling shareholders for the position of member of the Petrobras Board of Directors ................................................................................................................................... 49 Table of Contents ITEM VI - Resolution on the independence of elected Board of Directors members ...................... 59 ITEM VII - Election of the Chairman of Board of Directors ..................................................................... 60 ITEM VIII - Proposal for the establishment of 5 (five) members for the Fiscal Council .................. 61 ITEM IX - Election of 5 (five) members of the Fiscal Council and their respective alternates ....... 62 EXHIBIT IV - Candidates nominated by the controlling shareholder for the position of member of the Petrobras Fiscal Council ............................................................................................................................................. 63 EXHIBIT V - Candidates nominated by non-controlling shareholders for the position of member of the Petrobras Fiscal Council ............................................................................................................................................. 70 ITEM X - Establishment of the compensation of Management, Fiscal Council members, and members of the Statutory Advisory Committees of the Board of Directors .................................... 79 MANUAL DAS ASSEMBLEIAS 2026 4 Convite Invitation — MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 5 Invitation INVITATION Dear Shareholders, We are pleased to invite you to participate in the Annual General Meeting (“Meeting”) of Petróleo Brasileiro S.A. - Petrobras (“Petrobras” or “Company”) to be partially digitally held, as follows: Date: April 16, 2026 Time: 2 p.m. (Brasilia time) Place: _ In person participation: Auditorium 1 of Senado Building of Petrobras, located at Av. Henrique Valadares, No. 28, Tower A, 1st basement level, Centro, Rio de Janeiro. _ Remote participation: through digital platform or through Distance Voting Ballot. All necessary information for shareholders to participate in the Meeting and exercise their voting rights is available in this Manual of General Shareholders' Meeting (“Manual”), which contains the Management Proposals and the guidelines for attending and voting in the Meeting. Below, the Company presents the agenda with matters to be resolved during the Meeting: ANNUAL GENERAL MEETING I. Analysis of management accounts, analysis, discussion, and voting on the Management Report and the Company’s Financial Statements, accompanied by the Independent Auditors’ Report and Petrobras’ Fiscal Council’s Opinion for the fiscal year ended on December 31, 2025; II. Proposal for the Capital Budget for the fiscal year of 2026; III. Proposal for the Allocation of the Net Income for the 2025 fiscal year; IV. Proposal for the establishment of 11 (eleven) members for the Board of Directors; V. Election of eleven (11) members to the Board of Directors, if item IV above is approved, among whom: one (1) seat must necessarily be filled by a representative of Petrobras employees, elected by direct vote of their peers in an election already held in 2025, pursuant to § 1 of Article 2 of Law No. 12,353, of December 28, 2010; one (1) member shall be elected by minority common shareholders in a separate election process (if a greater number is not allocated to them through the cumulative voting process); and one (1) member shall be elected by preferred shareholders, also in a separate election process; VI. Resolution on the independence of elected Board of Directors members; VII. Election of the Chairman of the Board of Directors; VIII. Proposal for the establishment of 5 (five) members for the Fiscal Council; IX. Election of 5 (five) members of the Fiscal Council and their respective alternates, if item VIII above is approved, of which 1 (one) member and respective alternate shall be appointed by minority common shareholders and 1 (one) member and respective alternate shall be appointed by the holders of preferred shares, both through the separate election process; and X. Establishment of the compensation of management, Fiscal Council members, and members of the Statutory Advisory Committees to the Board of Directors. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 6 Invitation All documentation pertaining to the matters to be resolved at this Meeting is available to shareholders on the websites of the Company (http://www.petrobras.com.br/ir) and CVM (http://www.cvm.gov.br), pursuant to CVM Resolution 81, of March 29, 2022 (“CVM Resolution 81”). Petrobras informs that the Investor Relations area is available to answer questions from its shareholders about the Meeting by e-mail assembleias@petrobras.com.br. We are counting on your participation! MANUAL DA ASSEMBLEIA 2025 Proposta da Administração Call Notice — MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 8 Call Notice PETRÓLEO BRASILEIRO S.A. CORPORATE TAXPAYER’S ID (CNPJ): 33.000.167/0001-01 CALL NOTICE ANNUAL GENERAL MEETING The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Petrobras” or “Company”) hereby calls the Company's shareholders to meet at the Annual General Meeting (“Meeting”), to be held on April 16, 2026, at 2 p.m. (Brasilia time), in a partially digital format, pursuant to CVM Resolution No. 81, dated March 29, 2022 (“CVM Resolution 81”), i.e., shareholders may participate in the Meeting remotely (through a digital platform provided by the Company or through Distance Voting Ballot) or in person, in the latter case, by attending Auditorium 1 of the Petrobras’ Senado Building, located at Av. Henrique Valadares, No. 28, Tower A, 1st basement level, Centro, Rio de Janeiro-RJ, in order to deliberate on the following matters: ANNUAL GENERAL MEETING I. Analysis of management accounts, analysis, discussion, and voting on the Management Report and the Company’s Financial Statements, accompanied by the Independent Auditors’ Report and Petrobras’ Fiscal Council’s Opinion for the fiscal year ended on December 31, 2025; II. Proposal for the Capital Budget for the fiscal year of 2026; III. Proposal for the Allocation of Net Income for the 2025 fiscal year; IV. Proposal for the establishment of eleven (11) members to the Board of Directors; V. Election of eleven (11) members to the Board of Directors, if item IV above is approved, among whom: one (1) seat must necessarily be filled by a representative of Petrobras employees, elected by direct vote of their peers in an election already held in 2025, pursuant to § 1 of Article 2 of Law No. 12,353, of December 28, 2010; one (1) member shall be elected by minority common shareholders in a separate election process (if a greater number is not allocated to them through the cumulative voting process); and one (1) member shall be elected by preferred shareholders, also in a separate election process; VI. Resolution on the independence of elected Board of Directors members; VII. Election of the Chairman of the Board of Directors; VIII. Proposal for the establishment of 5 (five) members for the Fiscal Council; IX. Election of 5 (five) members of the Fiscal Council and their respective alternates, if item VIII above is approved, of which 1 (one) member and respective alternate shall be appointed by minority common shareholders and 1 (one) member and respective alternate shall be appointed by the holders of preferred shares, both through the separate election process; and X. Establishment of the compensation of management, Fiscal Council members, and members of the Statutory Advisory Committees of the Board of Directors. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 9 Call Notice FORMS OF PARTICIPATION Under Article 4 of Article 5 of CVM Resolution 81, Petrobras informs that the Meeting will be partially digital, as established in Article 43 of Petrobras’ Bylaws, enabling higher shareholder participation and, consequently, increasing the representativeness of the resolutions to be made at the Meeting. Therefore, shareholders may participate: (a) remotely, through the Distance Voting Ballot (“Ballot” or “BVD”), whose template is available on the websites of the Company (http://www.petrobras.com.br/ir) and CVM (http://www.cvm.gov.br), as well as with service providers enabled to collect and transmit instructions for filling out the Ballot, pursuant to Article 27, II, items “a,” “b,” and “c” of CVM Resolution 81, to be sent as indicated in the section “Guidelines for Participation in the Shareholders’ Meeting” of the Manual of General Shareholders' Meeting; (b) remotely, through the digital platform, which may be accessed in person or by a proxy duly constituted, in which case the shareholder may, under Paragraphs 2 and 3 of Article 28 of CVM Resolution 81: (i) simply participate in the Meeting, whether having or not sent the Ballot; or (ii) participate and vote at the Meeting, in which case the voting instructions previously sent through the Ballot by the shareholder will be disregarded and the vote cast via digital platform will prevail; or (c) in person, attending the meeting on the aforementioned day, time, and venue, or through a proxy duly constituted, with the documents indicated in the “Guidelines for Participation in the Shareholders’ Meeting” of the Manual of General Shareholders' Meeting, in which case the shareholder may: (i) simply participate in the Meeting, whether or not the Ballot has been submitted; or (ii) participate and vote at the Meeting, in which case the voting instructions previously sent by the shareholder through the Ballot will be disregarded and the vote cast in person will prevail. To prove their status as Company shareholders, the provisions of Article 126 of Law No. 6,404/1976 (Brazilian Corporation Law) and article 13 of Petrobras’ Bylaws, as applicable, must be followed. Shareholders who want to participate in person or via digital platform in the Meeting must register by 23:59 p.m. (Brasilia time) of April 14, 2026 at https://assembleia.ten.com.br/928089990, by sending the documents listed below in the “Documentation” section, as well as in the “Guidelines for Participation in the Shareholders’ Meeting”, of the Manual of General Shareholders' Meeting. Only those who choose to participate in person must present the documentation, exceptionally, until the date of the Meeting, and the Company will be able to receive them starting at 11 a.m. (Brasilia time), at the venue of the meeting. Shareholders who have registered to participate in the Meeting via digital platform, and subsequently decide to attend in Auditorium 1 of the Petrobras’ Senado Building on the day of the Meeting to participate in person must present the documents required for identification and representation purposes, as previously defined in the “Documentation” section of the Manual of General Shareholders' Meeting. In this case, the shareholder agrees that they will not be entitled to simultaneous or alternate access to the different forms of participation in the Meeting. If the shareholder attends the Meeting in person, they may still use the digital platform to cast their votes, but will not have access to the videoconference. The detailed instructions referring to all forms of participation can be found in the “Guidelines for Participation in the Shareholders’ Meeting” and “Guidelines for voting through via Distance Voting Ballot” sections, and the Manual of General Shareholders' Meeting, available on the websites of the Company (http://www.petrobras.com.br/ir) and CVM (http://www.cvm.gov.br). MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 10 Call Notice DOCUMENTATION In-person participation and remotely, via digital platform or via Distance Voting Ballot. Individual Shareholder: (a) valid ID with photo (original or certified copy) of the shareholder. The following identity documents can be presented: (i) Identity Card (RG) or National Identity Card (CIN); (ii) Foreigner’s National Registry (RNE) or National Migration Registry Card (CRNM); (iii) Passport; (iv) Professional Association Card or recognized professional body card for legal identification purposes (such as OAB, CRM, CRC, CREA; or (v) National Driver’s License (CNH); (b) proof issued by the depositary or custodian financial institution, indicating the number of shares held from the Company, in compliance with Paragraph 5 of Article 6 of CVM Resolution 81; (c) the proxy of an individual shareholder must present the documents that prove representation, including appointment by proxy, that comply with the provisions of Article 126 of Brazilian Corporation Law. If these documents are in a foreign language, except English or Spanish, they must be translated into Portuguese by a sworn translator, but notarization, consular legalization, and apostille will not be required. Proxies granted by shareholders in physical form must be notarized, and those granted electronically will only be accepted if digitally signed, with digital certification; and (d) in the event of participation remotely via digital platform, the shareholder must provide an email address for registration on the platform and subsequent participation in the Meeting. Corporate Client Shareholder or Investment Fund: (a) valid ID with photo (original or certified copy) of legal representative. The following documents can be submitted: (i) RG or CIN; (ii) RNE or CRNM; (iii) Passport; (iv) Professional Association Card or recognized professional body card for legal identification purposes (such as OAB, CRM, CRC, CREA; or (v) CNH; (b) proof issued by the depositary or custodian financial institution, indicating the number of shares held from the Company, in compliance with Paragraph 5 of Article 6 of CVM Resolution 81; (c) corporate documents proving representation authority, including the appointment by proxy and copies of corporate documents, such as the current bylaws/articles of incorporation, as applicable, and the minutes of the election of the board member(s) or executive officer(s), as applicable. In the case of an investment funds, (i) a copy of the fund’s current consolidated regulations with the Corporate Taxpayer’s ID (CNPJ); (ii) a copy of the consolidated bylaws or articles of incorporation of in force of its manager or administrator, as applicable; and (iii) a copy of the minutes of the election of the directors or officers who represent the fund's administrator or manager or who have the power to appoint its representative. If these documents are in a foreign language other than English or Spanish, they must be translated into Portuguese by a sworn translator, but notarization, consular legalization, and apostille will not be required. Powers of attorney granted by shareholders in physical form must be notarized, and those granted electronically will only be accepted if digitally signed, with digital certification; and (d) in the event of participation remotely via digital platform, the shareholder must provide an email address for registration on the platform and subsequent participation in the Meeting. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 11 Call Notice RELEVANT GENERAL INFORMATION − The minimum percentage of the Company’s share capital necessary for the cumulative voting process to be requested for the election of the members of the Board of Directors at the Annual Shareholders' Meeting is five percent (5%) of the voting capital (5% of common shares), in accordance with CVM Resolution 70, of March 22, 2022 ("CVM Resolution 70"). The right to request the adoption of the cumulative voting process must be exercised by shareholders at least 48 (forty-eight) hours before the Meeting, i.e., by 2 p.m. (Brasilia time) on April 14, 2026, as established in Paragraph 1 of Article 141 of Brazilian Corporation Law. − According to Paragraph 2 of Article 34 of CVM Resolution 81, if there are no candidates for the Board of Directors other than those nominated by the management or the controlling shareholder, the request for the adoption of the cumulative voting process submitted through the Distance Voting Ballot shall be rendered ineffective. − Pursuant to item II of § 4 in conjunction with § 6 of Article 141 of the Brazilian Corporation Law, shareholders holding preferred shares who wish to exercise their right to elect a member of the Board of Directors in a separate vote must together represent at least a quorum of 10% (ten percent) of the share capital present at the Meeting, in addition to proving uninterrupted ownership of their shareholding since January 16, 2026. − Common shareholders who use their shares to vote in the separate election for members of the Board of Directors may not use them to vote in the election of members of the Board of Directors, whether in the slate election or in the cumulative voting process (if adopted). − Pursuant to Article 141, § 7, of the Brazilian Corporation Law, and Article 19, item III, of the Company's Bylaws, whenever, cumulatively, the election of the Board of Directors is conducted by the cumulative voting system and the holders of common or preferred shares exercise their right to elect a Director, the Brazilian Federal Government shall be guaranteed the right to elect a number of Directors equal to that elected by the other shareholders and employees plus one (1), regardless of the number of Directors established in Article 18 of the Bylaws. − In the case of loaned shares, the borrower shall be responsible for exercising the voting rights, unless the contract signed between the parties provides otherwise, in which case said contractual instrument must be made available to Petrobras during the registration phase for participating in the Meeting. IMPORTANT The Company informs that the instructions provided about the Distance Voting Ballot in the Manual of General Shareholders' Meeting, as well as on the Distance Voting Ballot itself, aim to help shareholders fill out the Distance Voting Ballot. The shareholder who chooses to use it is exclusively and entirely responsible for its correct completion, regardless of how it was accessed and submitted: either directly (on the websites of the Company or CVM) or indirectly (by transmitting completion instructions to their custodian, to the financial institution hired by the Company to provide securities bookkeeping services, or to the central depository where the shares are held, or to voting advisory firms hired by the shareholders). MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 12 Call Notice All documentation pertaining to the matters to be resolved at this Meeting is available to shareholders on the websites of the Company (http://www.petrobras.com.br/ir) and CVM (http://www.cvm.gov.br), pursuant to CVM Resolution 81. Rio de Janeiro, March 13, 2026. Bruno Moretti Chair of the Board of Directors MANUAL DA ASSEMBLEIA 2026 13 Guidelines for Participation — MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 14 Guidelines for Participation GUIDELINES FOR PARTICIPATION GUIDELINES FOR PARTICIPATION IN THE SHAREHOLDERS’ MEETING 1. FORMS OF PARTICIPATION As stated in the Call Notice, the Meeting will be held on April 16, 2026, at 2 p.m. (Brasilia time), partially digitally, as established in Article 43 of Petrobras' Bylaws. Thus, the shareholder's participation may be: a) remotely via Distance Voting Ballot (“Ballot or BVD”), whose model is available on the Company's websites (http://www.petrobras.com.br/ir) and CVM (http://www.cvm.gov.br), as well as with service providers qualified to provide services for collecting and transmitting instructions for filling out the BVD, in accordance with art. 27, II and subparagraphs “a”, “b” and “c” of CVM Resolution 81, to be sent: (i) by the shareholder directly to the Company, through the completion and electronic submission via the digital platform, available at https://assembleia.ten.com.br/928089990, excluding the possibility of sending the Ballot by post or electronic mail, pursuant to Paragraph 7, Article 27 of CVM Resolution 81, or by uploading the completed Ballot on the digital platform; or (ii) by transmitting filling instructions to qualified service providers (custodians, bookkeepers, or central depositories), in accordance with Article 27, Item II, Paragraphs “a”, “b” and “c” of CVM Resolution 81. Without prejudice to the guidelines in this section, for additional instructions on participation and voting via Distance Voting Ballot (BVD), shareholders are advised to refer to the section “Guidelines for voting through Distance Voting Ballot” in this Manual of General Shareholders' Meeting (“Manual”). Only custodians and bookkeepers that are central depositary participants may provide services for collecting and transmitting instructions for completing the Ballot. The Company informs that the instructions provided about the Distance Voting Ballot in the Manual of General Shareholders' Meeting, as well as in the Distance Voting Ballot, aim to help shareholders fill out the Ballot. The shareholder who chooses to use it is exclusively and entirely responsible for its correct completion, regardless of how it was accessed and submitted: either directly (through the Company's or the CVM's websites) or indirectly (by transmitting completion instructions to their custodian, to the financial institution hired by the Company to provide securities bookkeeping services, to the central depository where the shares are held, or to voting advisory firms hired by the shareholders). b) remotely via digital platform made available by the Company at https://assembleia.ten.com.br/928089990, pursuant to CVM Resolution 81, which may be accessed in person or by a duly constituted proxy, on the day, time, and place referred to in the “Invitation” section of this Manual and in the Call Notice of the Shareholders' Meeting; and MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 15 Guidelines for Participation c) in person, pursuant to CVM Resolution 81, attending in person or by a duly constituted proxy, on the day, time, and place referred to in the “Invitation” section of this Manual and in the Call Notice of the Shareholders' Meeting. Participation in-person or via digital platform Shareholders wishing to attend the Meeting in person or via digital platform must register by 23:59 p.m. (Brasilia time) on April 14, 2026, at the following e-mail address https://assembleia.ten.com.br/928089990 accompanied by the documents indicated below in item “2. Documentation” and in the Call Notice of the Shareholders' Meeting. Requests made after the aforementioned deadline will not be considered. Only for those who choose to participate in person, the documentation described bellow may be submitted, exceptionally, until the day of the Meeting, and the Company will be able to receive it from 11 a.m. (Brasilia time) at the location where the Meeting will be held. Shareholders wishing to participate in the Meeting via digital platform or in person may: − simply attend the Meeting, even if they have sent the Distance Voting Ballot; or − participate and vote at the Meeting, in which case any voting instructions previously sent by the shareholder via Distance Voting Ballot will be disregarded, and the vote cast via the digital platform or in person, as applicable, will prevail. Shareholders who have registered to participate in the Meeting via digital platform and subsequently decide to attend in Auditorium 1 of the Petrobras’ Senado Building on the day of the Meeting to participate in person must present the documents required for identification and representation purposes, as previously defined in the “2. Documentation” of this Manual, pursuant to Article 126 of Law 6,404/1976 (“Brazilian Corporation Law”), and Article 13 of Petrobras' Bylaws. In this case, the shareholder agrees that he/she will not be entitled to simultaneous or alternate access to participate in the Meeting. 2. DOCUMENTATION Below are listed the required documents, as applicable, for shareholder participation (including foreign shareholders) in the Meeting, regardless of the chosen form of participation – in person and remotely, through digital platform, or through Distance Voting Ballot. Caption: − PF: individuals − Proc PF: individual’s proxy − Rep PJ: corporate client’s representative − Proc PJ: corporate client’s proxy − Rep FI: investment fund’s representative − Proc FI: investment fund’s proxy MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 16 Guidelines for Participation Required documents PF Proc. PF Rep. PJ Proc. PJ Rep. FI Proc. FI Valid photo ID 1 Proof of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution, in compliance with the provisions of Article 6, Paragraph 5 of CVM Resolution 81. In the event of participation through the digital platform, an email address must be provided for registration on the platform and subsequent participation in the Meeting. Copy of the latest bylaws or consolidated articles of association in force with the Corporate Taxpayer’s ID (CNPJ), as applicable Corporate documents proving powers of representation, including appointment by proxy and a copy of the qualification documents of its board member(s) or executive officer(s) and the minutes of their election, as applicable Copies of (i) the current consolidated regulations of the fund with Corporate Taxpayer’s ID (CNPJ); (ii) the current consolidated articles of association or partnership agreement of its administrator or manager, as applicable; (iii) the minutes of the election of the Board member(s) or executive officer(s) representing the administrator or manager of the fund or who have the authority to appoint its representative. If by proxy, documents proving representation, including appointment by power of attorney, which comply with the provisions of Article 126 of Brazilian Corporation Law 2 1) Original or certified copy of the following documents: Identity Card (RG) or National Identity Card (CIN); Foreigner’s National Registry (RNE) or National Migration Registry Card (CRNM); passport; National Driver’s License (CNH); or professional association card or recognized professional body card for legal identification purposes (such as OAB, CRM, CRC, and CREA). 2) See “Participation by proxy” below for additional information. Documents in English or Spanish do not require translation. If such documents are in any other language, they must be translated into Portuguese by a sworn translator, but notarization, consular legalization, and apostille will not be required. Participation by proxy Shareholders may participate in the Meeting by means of a duly constituted proxy, subject to the provisions of Article 126, Paragraph 1, of Brazilian Corporation Law, and Article 13 of the Company's Bylaws. An individual shareholder may be represented at the Meeting by a proxy appointed less than one (1) year ago, who is a shareholder, a Company officer, or a lawyer. In the case of the Meetings held by Petrobras (a publicly held company), the proxy may also be a financial institution, and the fund manager is responsible for representing the fund’s investors. A legal entity shareholder may be represented at the Meeting by its legal representatives or by duly appointed proxies, if applicable, with the respective power of attorney issued less than one (1) year ago, in accordance MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 17 Guidelines for Participation with the company’s articles of incorporation and the rules of the Civil Code (Law No. 10,406, of January 10, 2002). It is not necessary for such proxy to be a shareholder, a Company officer, or a lawyer. The Company will waive the need to send hard copies of the shareholder representation documents to the Company's office, as well as the notarization, consular legalization, and apostille of all shareholder representation documents, being sufficient soft copies of the documents sent to the Company's e-mail address at the following link https://assembleia.ten.com.br/928089990. Powers of attorney granted by shareholders in physical form must have a notarized signature. In the case of electronic powers of attorney, they will only be accepted if digitally signed using digital certification to ensure their authorship and integrity. If the documents proving the shareholder's representation are in a foreign language, note that: (a) documents in English and Spanish are not required to be translated; and (b) documents in other languages must be translated into Portuguese by a sworn translator, but are exempt from notarization, consularization, and apostille. Holders of American Depositary Receipts The holders of American Depositary Receipts will be represented by JP Morgan Chase Bank NA, in its capacity as the depositary institution for these securities, under the terms of the Deposit Agreement settled with the Company. Entities or persons who are holders of American Depositary Receipts at the time of the Meeting will not be able to vote through the Distance Voting Ballot or the digital platform, nor in person. The votes of such entities or people will be collected through the Proxy Cards distributed directly by the depositary institution to the holders of those securities. Only holders of American Depositary Receipts in possession of these receipts on the New York Stock Exchange (NYSE) on March 19 (record date) will be eligible to vote. In the event that the cumulative voting process is adopted for the election of the members of the Company’s Board of Directors, abstentions by holders of American Depositary Receipts will not be counted in the process of determining the number of votes required to ensure the election of a Board member. 3. RELEVANT ADDITIONAL INFORMATION − Based on the provisions of Article 6, Paragraphs 2 and 3 of CVM Resolution 81, shareholders who do not present the necessary participation documents in the form and within the time limits established in this Manual will not be allowed to attend the Meeting in person or access the digital platform. − Shareholders who have sent in the Distance Voting Ballot may also participate in the Meeting in person or via digital platform, provided they are duly certified and registered, in both cases by submitting the necessary participation documents, as detailed above in items 1 and 2 of this section and in the Call Notice of the Shareholders' Meeting. − In order to organize the proceedings, at the beginning of the Meeting — i.e., before the deliberation of the items on the Agenda — the Company will provide an opportunity for shareholders who have submitted the Ballot and have also registered to participate either in person or via digital platform to cancel, through the digital platform, their participation via Ballot, thus enabling them to participate and vote during the Meeting. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 18 Guidelines for Participation Those who have submitted the Ballot and, after the deadline for canceling participation via Ballot, do not express their intention, will only be able to attend the Meeting without altering the votes previously recorded. − Shareholders of common shares who have already used their shares to vote in the separate election for a member of the Board of Directors will not be able to use them to vote in the election of members of the Board of Directors, either in the election by slate or in the cumulative voting process (if adopted). − Pursuant to Articles 141, Paragraph 7, of Brazilian Corporation Law, and 19, Item III, of the Company's Bylaws, whenever, cumulatively, the election of the Board of Directors is carried out through the cumulative voting process and holders of common or preferred shares exercise their right to elect a board member, the Brazilian Federal Government will be guaranteed the right to elect board members in the same number as those elected by other shareholders and employees, plus 1 (one), regardless of the number of board members that has been established in Article 18 of the Company’s Bylaws. − In the case of loaned shares, the borrower shall be responsible for exercising the voting rights, unless the contract signed between the parties provides otherwise, in which case said contractual instrument must be made available to Petrobras during the registration phase for participating in the Meeting. − Shareholders attending the Meeting in person or by digital platform authorize the Company to use any information, data and/or images contained in the recording of these Meeting, with the purpose of: (a) recording the possibility of manifestation and visualization of the documents presented during the Meeting; (b) recording the authenticity and security of communications during the Meeting; (c) recording the presence and votes cast by the attending shareholders; (d) complying with legal orders from competent authorities; and (e) defending the Company, its managers, and third-party contractors in any judicial, arbitration, regulatory or administrative sphere. 4. REGISTRATION AND PARTICIPATION ON THE DIGITAL PLATFORM − Shareholders wishing to participate in the Meeting through digital platform must register, within the deadlines and under the conditions established in this Manual, through the website https://assembleia.ten.com.br/928089990, by creating their access credentials (login and password) on the digital platform and providing the documentation required by the Company. On the aforementioned website, the digital platform manual will be available, containing detailed instructions for its use. − Once registration is completed and the documentation has been verified by Petrobras, the shareholder will receive an email informing whether their registration has been approved or rejected. In the event of rejection, the reason will be indicated so that the shareholder may make the necessary adjustments. If it is necessary to resubmit any documentation, the shareholder may update their registration and resend the documents requested by the Company, provided this is done by 23:59 p.m. (Brasilia time) on April 14, 2026. − Even if the shareholder has not received an email informing whether the registration has been approved or rejected, they may, at any time, access the digital platform with their access credentials to check the status of their registration. If the shareholder has not received a response regarding the status of their registration within 24 (twenty-four) hours of the Meeting, that is, by 2 p.m. (Brasilia time) on April 15, 2026, they should contact Petrobras’ Investor Relations department by email at assembleias@petrobras.com.br for further clarification. − The digital platform allows registration under two different profiles, namely: shareholder or proxy/representative, each with its respective documentation requirements, as detailed in item “2. Documentation” of this section. − On the day of the Meeting, shareholders will participate via the website https://assembleia.ten.com.br/928089990, using the access credentials (login and password) registered on the digital platform, which are individual and non-transferable. After accessing the digital platform, on the Meeting panel, the shareholder must click the “Access videoconference” button to join the Meeting live and MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 19 Guidelines for Participation wait for the Meeting to begin. − A shareholder who has registered to participate in the Meeting through digital platform and subsequently decides to attend in person agrees that they will not be entitled to simultaneous or alternate access to the different forms of participation in the Meeting. If the shareholder attends the Meeting in person, they may still use the digital platform to cast their votes, but will not have access to the videoconference. − To vote on the digital platform, the shareholder must access the “Agenda” item and register their vote for each resolution on the Agenda. Any written statement made on the platform will not be counted as a vote. − No person will be allowed to join the Meeting on the digital platform, regardless of registration, after the scheduled start time of the Meeting. Petrobras also recommends that shareholders access the digital platform 30 (thirty) minutes prior to the scheduled start time of the Meeting to allow for access validation and familiarization with the digital platform system. − The shareholder registered on the digital platform undertakes to: (a) use their individual access solely and exclusively for remote participation in the Meeting; (b) not transfer or disclose their access credentials (login and password) to the digital platform to any third party, whether a shareholder or not, as such credentials are non-transferable; and (c) not record or reproduce, in whole or in part, nor transfer to any third party, whether a shareholder or not, the content and/or any information transmitted virtually during the Meeting. − Petrobras recommends that shareholders registered for digital participation in the Meeting, prior to the date of the Meeting, test and familiarize themselves with the digital platform to avoid incompatibility of their electronic devices with the platform and/or any other issues of any nature with its use on the day of the Meeting. − Petrobras is not responsible for any operational or connection problems shareholders may face, nor for any other issues beyond the Company's control that may make it difficult or impossible for shareholders to participate in the Meeting. 5. SHAREHOLDER'S STATEMENT DURING THE MEETING After the presentation on each item on the Agenda of the Meeting, shareholders present may express themselves at the Meeting room if attending in person, or via the digital platform if they have chosen to participate remotely. A shareholder participating remotely must register to speak using the “Q&A - Questions and Answers” icon available on the digital platform, submitting a written request to speak, indicating their full name and the agenda item/subject they wish to address. Only shareholders who follow this procedure will be considered registered to speak. Shareholders who request to speak in the “Chat” area or by using the “Raise Hand” icon will not have their request to speak considered. The opportunity to speak will be granted in the order in which requests are received by the Chair of the Meeting, ensuring the proper conduct of the Meeting. The Chair of the Meeting may establish a maximum time for each shareholder or duly appointed representative to speak at the Meeting. For shareholders participating remotely, when the opportunity to speak is granted, their audio will be enabled by the Meeting support team, and the shareholder will be able to make their statement. To ensure that their statement is properly recorded, it is essential that: (i) first, the shareholder or their representative states their full name and/or company name; (ii) second, the shareholder or their representative proceeds, within the allotted time, with their relevant verbal statement (if necessary); and (iii) third, in the case of proxies representing multiple shareholders, the proxy identifies the respective CNPJ or CPF on whose behalf they are speaking, as applicable. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 20 Guidelines for Participation GUIDELINES FOR VOTING VIA DISTANCE VOTING BALLOT Shareholders who intend to use the Distance Voting Ballot (“Ballot” or “BVD”) as a means of exercising their voting rights should also read the section “Guidelines for Participation in the Shareholders’ Meeting”, which contains general guidelines for all forms of participation in this Meeting, in addition to this section which provides additional guidelines specific to the Ballot. Attention The Company informs that the guidelines provided on the Distance Voting Ballot in the Manual of General Shareholders' Meeting, as well as in the Distance Voting Ballot itself, are intended to assist shareholders in filling in the Ballot. The shareholder who chooses to use it is exclusively and entirely responsible for its correct completion, regardless of how it was accessed and submitted: either directly (at the Company's or CVM's electronic addresses) or indirectly (by transmitting the instructions for filling it in to their custodian, to the financial institution contracted by the Company to provide securities bookkeeping services, to the central depositary where the Company’s shares are deposited or to voting advisory firms hired by the shareholders ). 1. INSTRUCTIONS FOR SUBMITTING THE DISTANCE VOTING BALLOT The Ballot is available on the Company's website at (http://www.petrobras.com.br/ir) and on the CVM's website at (http://www.cvm.gov.br), as well as with service providers who are able to collecting and transmitting instructions for filling in the Ballot, in accordance with article 27, II and paragraphs “a”, “b” and “c” of CVM Resolution 81. It is essential that shareholders pay attention to the instructions applicable in each case, in order to correctly fill in and send in the Ballot. Forms of submission Shareholders who exercises their voting right through the Ballot, in accordance with CVM Resolution 81, may choose between: (i) fill out and electronically submit the Ballot directly to the Company, through the digital platform available at https://assembleia.ten.com.br/928089990, excluding the possibility of the submission of the Ballot by postal or electronic mail, pursuant to § 7 of Article 27 of CVM Resolution 81, or by uploading the completed Ballot on the digital platform; or (ii) transmit the filling instructions to the qualified service providers (custodians, bookkeeping agents or central depository), according to Article 27, II, items “a”, “b”, and “c” of CVM Resolution 81, according to the guidelines below: MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 21 Guidelines for Participation Ballot Submission Deadline Under the terms of CVM Resolution 81, shareholders must submit the Voting Ballot to the Company or to the qualified service providers no later than 4 (four) days prior to the date of the Meeting, that is, by April 12, 2026 (including such date), unless a longer deadline is established by the selected authorized service provider. Any Ballot submitted after the aforementioned deadline will not be considered. If the shareholder chooses to submit the Ballot: (i) directly to Petrobras, it must be accompanied by scanned copies of the required documents, as detailed in item “2. Documentation” of the “Guidelines for Participation in the Shareholders’ Meeting” section of this Manual. (ii) through authorized service providers, the shareholder may transmit the instructions for filling in the Ballot: − to their custodian agent, who will forward the voting instructions to the central depository of B3 S.A. – Brasil, Bolsa, Balcão (“B3”); − through Banco Bradesco, the institution that manages Petrobras’ book-entry share system, if the shareholder holds shares in the book-entry system. In this case, the shareholder/proxy must go to any branch of Banco Bradesco nationwide to submit the duly completed Distance Voting Ballot. In case of doubts, Banco Bradesco offers shareholder support by phone 0800 701 1616, or by email bcsf.escrituracao@bradesco.com.br. It should be noted, however, that the aforementioned email will not accept the receipt of Ballots, serving solely as a channel for clarifying questions; or − directly to the central depository (B3’s central depository). If the shareholder chooses to submit their votes through one of the authorized service providers, the shareholder must contact the selected service provider directly to verify the procedures, established rules, and the documents required by them for the transmission of instructions for filling in the Ballot. Attention Authorized service providers may display the items of the Distance Voting Ballot in different ways, according to their own systems. In case of any doubts, shareholders are advised to refer to the Ballots available on the Company's website (http://www.petrobras.com.br/ir) and, if necessary, contact their authorized service provider or Petrobras directly, via email at assembleias@petrobras.com.br. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 22 Guidelines for Participation 2. VALIDATION OF THE DISTANCE VOTING BALLOT RECEIVED BY THE COMPANY The Ballot will be disregarded by the Company if it is not accompanied by the required documents set forth in item “2. Documentation” of the section “Guidelines for Participation in the Shareholders’ Meeting” of this Manual, as applicable. − It is essential that the Ballot be correctly completed and electronically submitted with the shareholder's full name, in the case of an individual, or corporate name, in the case of a legal entity, respectively, along with the Individual Taxpayer’s ID (“CPF”) or Corporate Taxpayer’s ID (“CNPJ”), as well as an email address for contact. − For the Ballot to be considered valid and for the votes cast therein to be counted at the Meeting, it must: (i) to be completed and submitted electronically through the digital platform, available at https://assembleia.ten.com.br/928089990; (ii) be accompanied by the documents required for participation in the Meeting, according to the instructions in the “Guidelines for Participation in the Shareholders’ Meeting” section of this Manual; and (iii) be submitted with the name or corporate name of a single shareholder (CPF or CNPJ) per Ballot. − Upon receiving the Ballot by Petrobras, the Company has up to 3 (three) days to notify the shareholder: (i) that the completion of the Ballot and the submitted documents are correct, and therefore, the votes will be considered valid; or (ii) that there is a need for correction and rectification of the Ballot and/or accompanying documents, observing the deadline for receipt of up to 4 (four) days prior to the date of the Meeting. − If shareholders have chosen to send the Ballot directly to Petrobras, they will be notified of the rejection of their Ballot, if applicable, via the email address provided by them. The shareholder may also, at any time, access the digital platform with their login credentials to check the status of the submitted Ballot. − Regardless of the delivery method chosen (via authorized service providers or directly to Petrobras), it is recommended that shareholders submit the Ballot together with the necessary documents as early as possible, to allow sufficient time for evaluation and any potential feedback regarding the need for corrections, amendments, or rectification of documents within the stipulated submission deadline. After the specified date, any Ballots that are received incomplete or with pending documentation will be disregarded. Discrepancies between the Distance Voting Ballot − If there are discrepancies between the Ballot received directly by the Company and the voting instruction contained in the analytical map of the central depository for the same CPF or CNPJ registration number, the voting instruction from the central depository shall prevail, in accordance with CVM Resolution 81. − If there are discrepancies between the Ballot received directly by the Company or received by the central depository and the voting instruction contained in the analytical map of the bookkeeper for the same CPF or CNPJ registration number, the voting instruction from the bookkeeper shall prevail, in accordance with CVM Resolution 81. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 23 Guidelines for Participation 3. ELECTION FOR THE BOARD OF DIRECTORS VIA DISTANCE VOTING BALLOT The candidates nominated by the controlling shareholder and the candidates nominated by minority shareholders, in accordance with the terms and deadlines established in CVM Resolution 81, will be included in the Distance Voting Ballot and will be disclosed by Petrobras through a notice to the market. It should be noted that, according to Article 37, item I of CVM Resolution 81, shareholders may include candidates for the Board of Directors and the Fiscal Council in the Distance Voting Ballot, provided that they meet the minimum percentage requirements for a certain class of shares as established in Annex N of the CVM Resolution 81. If the Company receives a nomination for a candidate to the Board of Directors or to the Fiscal Council after the deadline of 25 (twenty-five) days prior to the scheduled date of the Meeting, these nominations will not be included in the Ballot. However, such nominations will be disclosed by Petrobras through a notice to the market, and these nominees may become candidates, subject to the Company's governance rules. Shareholders are reminded that holders of common shares who use their shares to vote in the separate election for a member of the Board of Directors may not use those shares to vote in the general election of members of the Board of Directors, whether in the slate election or in the cumulative voting process (if adopted). Instructions of the Distance Voting Ballot The election of the Board of Directors in the Distance Voting Ballot is structured as follows: a) Separate election of nominees by holders of preferred shares Items 5 and 6 b) Election by the slate system (if the cumulative voting process is not adopted) Item 7: shareholders may vote (“APPROVE,” “REJECT,” or “ABSTAIN”) regarding the slate listed in the Ballot. Item 8: shareholders who approved the slate in item 7 must indicate whether they wish to maintain their vote for the chosen slate in the event of any changes to the candidates comprising the slate in the Ballot. A “YES” vote on this item 8 means that the shareholder will continue to vote for the slate, even if one or more candidate names are changed. c) Request for adoption of cumulative voting process by the shareholder Item 11: shareholders may vote (“YES,” “NO,” or “ABSTAIN”) regarding the request for the adoption of cumulative voting process, in accordance with the “Instructions for Cumulative Voting” section below. d) Election through the cumulative voting process, if adopted The slate election becomes void, and 8 (eight) positions on the Board will be disputed, allowing both candidates nominated by the controlling shareholder and those nominated by minority shareholders to receive individual votes. Item 12: shareholders must indicate whether they intend to distribute their votes equally among all candidates listed in the Ballot and may vote in item 13, in accordance with the “Instructions for Cumulative Voting” section below. Item 13: shareholders may indicate the candidates to whom they wish to distribute their votes equally or assign specific percentages individually, in accordance with the “Instructions for Cumulative Voting” section below. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 24 Guidelines for Participation Instructions for Cumulative Voting Regarding cumulative voting process via Distance Voting Ballot, it is worth noting that: − The election of the Board of Directors members generally takes place through the slate system (items 7 and 8), however, shareholders who wish may request the adoption of cumulative voting process by approving item 11 in the Ballot (“YES”), allowing votes to be allocated individually among the candidates. If shareholders vote “NO” or “ABSTAIN,” their shares will not be counted for the purpose of requesting cumulative voting. − If the minimum percentage of participation in the share capital of 5% (five percent) of the voting capital required to request the adoption of cumulative voting for elections is reached, the cumulative voting process will be adopted. In this case, the slate voting for candidates nominated by the controlling shareholder will become void (item 7), and the election will take place through the allocation of votes to each candidate (items 12 and 13). Both candidates nominated by the controlling shareholder and those nominated by minority shareholders may receive individual votes. − Thus, shareholders who wish their votes to be counted in the election of the Board of Directors members must allocate their votes (at their discretion) in items 12 and 13, even if they have voted against the adoption of cumulative voting in item 11. Otherwise, the shareholder will not participate in the election of the Board of Directors members through the cumulative voting process. − Regarding items 12 and 13, which are only considered if the cumulative voting process is adopted, shareholders may: (i) opt to distribute their votes equally only among selected candidates by voting “YES” in item 12 and specifying all the candidates to whom they wish to allocate their votes proportionally in item 13; (ii) opt to assign a specific percentage of their votes to their preferred candidates by voting “NO” in item 12 and using item 13 to indicate their chosen candidates and allocate the respective percentages to each selected candidate. If the sum of the indicated percentages is higher or lower than 100%, the votes will be disregarded. (iii) opt to vote “ABSTAIN” in item 12, in which case their votes will not participate in the election of the Board of Directors members through the cumulative voting process. Shareholders voting through third-party systems must verify whether these systems are compatible with the entry of percentage numbers for each candidate. If not, shareholders should inquire with the third-party responsible for the system about the procedure to be adopted to ensure that the numerical percentages are properly processed. We clarify that, pursuant to Articles 141, paragraph 7, of the Brazilian Corporations Law and 19, item III, of the Company’s Bylaws, whenever, cumulatively, the election of the Board of Directors is carried out through the cumulative voting system and the holders of common or preferred shares exercise the prerogative to elect a Director, the Brazilian Federal Government shall be guaranteed the right to elect a number of Directors equal to those elected by the other shareholders and by the employees, plus one (1), regardless of the number of Directors established in Article 18 of the Company’s Bylaws. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 25 Guidelines for Participation All necessary information for completing the Ballot regarding the items related to the election of the Board of Directors members is detailed in the Distance Voting Ballot, which is available on the websites of Petrobras (http://www.petrobras.com.br/ir) and CVM (http://www.cvm.gov.br). To clarify any questions or obtain more information on how to exercise their vote via Distance Voting Ballot, shareholders should contact the authorized service provider or the Investor Relations department of Petrobras, via email: assembleias@petrobras.com.br. PÚBLICA Management Proposal — MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 27 Management Proposal AGM – Item I MANAGEMENT PROPOSAL Dear shareholders, Under CVM Resolution 81, the Company’s Management submits to your analysis the following proposals related to the matters included on the Agenda of the Meeting: ANNUAL GENERAL MEETING ITEM I - Analysis of management accounts, analysis, discussion, and voting on the Management Report and the Company’s Financial Statements, accompanied by the Independent Auditors’ Report and the Petrobras’ Fiscal Council’s opinion for the fiscal year ended on December 31, 2025 The Management Report and the Financial Statements, accompanied by the Independent Auditor’s Report and the Fiscal Council’s Opinion for the 2025 fiscal year, are available on the website of Petrobras at: https://www.investidorpetrobras.com.br/en/presentations-reports-and-events/annual-reports/ and https://www.investidorpetrobras.com.br/en/results-and-announcements/results-center/ Additionally, management’s comments about the Company’s financial situation, according to item 2 of the Reference Form, are available in this link. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 28 Management Proposal AGM – Item II ITEM II – Proposed Capital Budget for the 2026 Fiscal Year The 2026 Capital Budget for Petrobras includes total investments of R$ 114 billion (one hundred and fourteen billion reais), allocated to the following segments: − R$ 83.6 billion (eighty-three billion, six hundred million reais) for Exploration & Production; − R$ 19.9 billion (nineteen billion, nine hundred million reais) for Refining, Transportation, and Marketing; − R$ 7.5 billion (seven billion, five hundred million reais) for Gas and Low Carbon Energy; and − R$ 3.0 billion (three billion reais) for Corporate. The amount foreseen for the capital budget will be funded exclusively by the Company’s own resources derived from profits and cash generated by its operations. Thus, based on Article 196 of the Brazilian Corporation Law, Petrobras’ Board of Directors is submitting to this Annual General Meeting, with a favorable opinion from the Fiscal Council, the approval of the 2026 Capital Budget in the amount of R$ 114 billion (one hundred and fourteen billion reais). MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 29 Management Proposal AGM – Item III ITEM III - Proposal for the Allocation of the Net Income for the 2025 fiscal year Petrobras recorded a net income of R$ 110,128,538,405.46 in the Financial Statements for the year ended December 31, 2025. Based on Brazilian Corporation Law, as well as the Company's Bylaws and Shareholder’s Remuneration Policy, the Board of Directors proposes to this Annual General Meeting, with a favorable opinion of the Fiscal Council, that the profit for the year 2025 be allocated as follows: ALLOCATION OF NET INCOME FOR 2025 (R$) Net income for the period attributable to the shareholders of Petrobras 110,128,538,405.46 Dividends prescribed 828,332,536.70 Retained earnings for allocation 110,956,870,942.16 Allocation of retained earnings Tax incentive reserve 815,526,553.39 Profit retention reserve 68,905,594,388.77 Proposed dividends from retained earnings 41,235,750,000.00 Total allocation of retained earnings 110,956,870,942.16 Aiming to partially meet the annual investment program established in the 2026 capital budget, the Board of Directors proposes the retention in equity, in a profit retention reserve, of the amount of R$ 68,905,594,388.77. The Board also proposes the ratification of dividends, which include interest on equity (JCP), in the amount of R$ 41,235,750,000.00, equivalent to R$ 3.19936420 per outstanding preferred and common share, as detailed below. PROPOSED DIVIDENDS FOR 2025 (R$) Minimum mandatory dividends 27,328,252,963.02 Additional dividends from the remaining portion of retained earnings 13,907,497,036.98 Proposed dividends from retained earnings 41,235,750,000.00 Total dividends proposed by Management (1) 41,235,750,000.00 (1) Preferred (PN) and common (ON) shares – R$ 3.19936420 per outstanding share in 2025 The following aspects were considered in determining the proposed dividends: a. According to Article 8 of Petrobras' Bylaws, the dividends to be distributed to preferred and common shares may not be less than 25% (twenty-five percent) of the adjusted net income for each year. b. Paragraph 2 of Article 5 of the Company’s Bylaws prioritizes dividends attributable to preferred share of, at least, 5% (five percent), calculated on the portion of the capital represented by this type of share, or 3% (three percent) of the share's net asset value, whichever is higher. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 30 Management Proposal AGM – Item III c. The Shareholders’ Remuneration Policy establishes rules for dividend distribution, aiming to ensure short-, medium-, and long-term financial sustainability, in addition to a predictable flow of dividend payments to shareholders. The policy is available on the Company's website at https://www.investidorpetrobras.com.br/en/esg-environment-social-and-governance/governance/. The dividend proposal for 2025 includes the minimum mandatory dividend of R$ 27,328,252,963.02, equivalent to 25% of adjusted net income, and additional dividends of R$ 13,907,497,036.98 from the remaining portion of the retained earnings for the year. This proposal is higher than the priority for preferred shares and is in line with the shareholder remuneration policy. The Board of Directors approved prepayment of dividends based on the result from January to September 2025. These prepayments were monetarily adjusted by the Selic rate from the payment dates to December 31, 2025, totaling R$ 33,164,450,734.32, equivalent to R$ 2.57313512 per outstanding preferred and common share. Additionally, the Board of Directors is proposing additional dividends of R$ 8,071,299,265.68, equivalent to R$ 0.62622908 per outstanding preferred and common share, in the form of interest on equity (JCP), to be paid in two equal installments of R$ 4,035,649,632.84 on May 20, 2026, and June 22, 2026, with the record date being April 22, 2026. These dividends will be monetarily adjusted from December 31, 2025, until the date of each payment, in accordance with the Selic rate. Detailed information referring to the Management proposal for the allocation of the profit for the fiscal year ended December 31, 2025 can be found in Exhibit I of this Manual, under item II of the sole paragraph of Article 10 and Exhibit A of CVM Resolution 81. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 31 Management Proposal AGM – Exhibit I EXHIBIT I - Allocation of Net Income CONTENTS OF EXHIBIT A OF CVM RESOLUTION 81, OF MARCH 29, 2022 1. Inform the net income for the year The net income for the year is R$ 110,128,538,405.46. 2. Inform the overall amount and the value per share of the dividends, including early dividends and interest on equity already declared Overall amount and value per share of dividends Date of approval Shareholding Position Date Amount per Preferred and Common Share (R$) Amount (R$) Dividends and IOE - 1Q25 05.12.2025 06.02.2025 0.90916619 11,718,000,000.00 Dividends and IOE - 2Q25 08.07.2025 08.21.2025 0.67192409 8,660,250,000.00 Dividends and IOE - 3Q25 11.06.2025 12.22.2025 0.94320755 12,156,750,000.00 Total early shareholder remuneration 2.52429783 32,535,000,000.00 Early payouts restated by the Selic rate 0.04883729 629,450,734.32 Total early shareholder remuneration restated by the Selic rate 2.57313512 33,164,450,734.32 Proposed additional dividends 04.16.2026 04.22.2026 0.62622908 8,071,299,265.68 Total dividends proposed by Management 3.19936420 41,235,750,000.00 Preferred Shares (PN Shares) 3.19936420 17,425,341,451.62 Common Shares (ON Shares) 3.19936420 23,810,408,548.38 3. Inform the distributed percentage of net income for the year Proposed dividends of R$ 41,235,750,000.00 account for 37.44% of the net income for 2025. 4. Inform the overall amount and the value per share of dividends distributed based on income from previous year Not applicable. 5. Inform, net of early dividends and interest on equity already declared: a. The gross value of dividends and interest on equity, segregated by share of each type and class Additional dividends proposed per share Date of approval Shareholding Position Date Amount per Preferred and Common Share (R$) Amount (R$) Proposed additional dividends - Preferred Shares 0.62622908 3,410,757,550.49 Proposed additional dividends - Common Shares 0.62622908 4,660,541,715.19 Total proposed additional dividends 04.16.2026 04.22.2026 0.62622908 8,071,299,265.68 b. The type and term of payment of dividends and interest on equity The distribution will be made entirely in the form of interest on equity. Payment will be made on May 20, 2026, and June 22, 2026, as follows: MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 32 Management Proposal AGM – Exhibit I Payment of the proposed additional dividends Shareholding Position Date Payment Date Amount per Preferred and Common Share (R$) Amount (R$) Proposed additional dividends - 1st installment 04.22.2026 05.20.2026 0.31311454 4,035,649,632.84 Proposed additional dividends - 2nd installment 04.22.2026 06.22.2026 0.31311454 4,035,649,632.84 Total proposed additional dividends 0.62622908 8,071,299,265.68 Shareholders will be entitled to remuneration as follows: − The cut-off date for holders of Petrobras’ shares traded on B3 will be April 22, 2026 and the record date for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange – NYSE will be April 24, 2026. − Petrobras’ shares will be traded ex-rights on B3 as of April 23, 2026. c. Any restatement and interest on dividends and interest on equity The interest on equity will be adjusted by the Selic rate from December 31, 2025, until the date of each payment. d. Cut-off date to identify shareholders who will be entitled to receive dividends and interest on equity According to item 5.b above. 6. In the event of declaration of dividends or interest on equity based on income calculated in semi-annual balance sheets or shorter periods a. Inform the amount of dividends or interest on equity already declared Payment of early dividends Date of approval Shareholding Position Date Payment Date Amount per Preferred and Common Share (R$) Amount (R$) IOE - 1Q25 05.12.2025 06.02.2025 08.20.2025 0.45458310 5,859,000,093.57 Dividends - 1Q25 05.12.2025 06.02.2025 09.22.2025 0.30844749 3,975,497,211.16 IOE - 1Q25 05.12.2025 06.02.2025 09.22.2025 0.14613560 1,883,502,695.27 IOE - 2Q25 08.07.2025 08.21.2025 11.21.2025 0.33596205 4,330,125,080.29 Dividends - 2Q25 08.07.2025 08.21.2025 12.22.2025 0.20092175 2,589,626,709.93 IOE - 2Q25 08.07.2025 08.21.2025 12.22.2025 0.13504029 1,740,498,209.78 IOE - 3Q25 11.06.2025 12.22.2025 02.20.2026 0.47160378 6,078,375,089.50 Dividends - 3Q25 11.06.2025 12.22.2025 03.20.2026 0.29642144 3,820,496,674.68 IOE - 3Q25 11.06.2025 12.22.2025 03.20.2026 0.17518233 2,257,878,235.82 Total early shareholder remuneration 2.52429783 32,535,000,000.00 Early payouts restated by the Selic rate 0.04883729 629,450,734.32 Total early shareholder remuneration restated by the Selic rate 2.57313512 33,164,450,734.32 Preferred Shares (PN Shares) 2.57313512 14,014,583,901.13 Common Shares (ON Shares) 2.57313512 19,149,866,833.19 b. Inform the date of the respective payments According to item 6.a above. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 33 Management Proposal AGM – Exhibit I 7. Provide a comparative table informing the following values per share of each type and class: a. Net income for the year and for the three (3) previous years Earnings per share 2025 2024 2023 2022 Earnings per preferred share (R$) 8.54 2.84 9.57 14.44 Earnings per common share (R$) 8.54 2.84 9.57 14.44 Net Income (R$) 110,128,538,405.46 36,606,482,846.96 124,606,357,662.16 188,327,586,899.15 b. Dividend and interest on equity distributed in the three (3) previous years Dividends per share 2025 2024 2023 (1) 2022 Dividends per preferred share (R$) 3.19936420 5.73413520 7.26991085 17.06202044 Dividends per common share (R$) 3.19936420 5.73413520 7.26991085 17.06202044 (1) The ASM of April 2024 amended the original proposal of the Board of Directors for the allocation of the profit for 2023. 8. In the event of allocation of income to the legal reserve a. Identify the amount allocated to the legal reserve In 2025, no profits were allocated to the legal reserve, as the balance of this reserve reached the limit of 20% of the share capital, considering the provisions of Article 193 of Law 6,404/1976 (Brazilian Corporation Law). b. Provide details of the calculation of the legal reserve As mentioned in the item above, the legal reserve reached its individual limit, as provided for in Brazilian Corporation Law. 9. If the company has preferred shares with right to fixed or minimum dividends a. Describe the calculation of fixed or minimum dividends Each year, shareholders are entitled to dividends and/or interest on equity that cannot be lower than twenty-five percent (25%) of the adjusted net income, as per Brazilian Corporate Law, divided by the number of shares that comprise the Company’s share capital, pursuant to Article 8 of the Petrobras’ Bylaws. Preferred shares will have priority in the event of capital reimbursement and payment of dividends, of at least 5% (five percent), calculated on the portion of the capital represented by this type of share, or 3% (three percent) of the share’s net asset value, whichever is higher, participating on an equal basis with the common shares in capital increases arising from incorporation of reserves and profit, in accordance with Article 5, Paragraph 2, of the Petrobras’ Bylaws. b. Inform whether the profit for the year is sufficient for the full payment of fixed or minimum dividends The profit for the year is sufficient for the full payment of fixed or minimum dividends. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 34 Management Proposal AGM – Exhibit I c. Identify if any unpaid portion is cumulative Not applicable. d. Identify the overall amount of fixed or minimum dividends to be paid to each class of preferred shares R$ 11,548,332,191.29 in dividends related to outstanding preferred shares, based on 25% of the adjusted net income for the fiscal year, allocated among the shares into which Petrobras’ capital is divided. e. Identify the fixed or minimum dividends to be paid per preferred share of each class R$ 2.12032117 per floating preferred share. 10. Regarding mandatory dividend a. Describe the calculation provided for in the Bylaws According to Article 8 of Petrobras' Bylaws, the dividends to be distributed to preferred and common shares may not be less than 25% (twenty-five percent) of the adjusted net income for each year, in accordance with Brazilian Corporation Law, pro-rated by the number of shares that compose the Company’s share capital. In addition, Petrobras' Bylaws establish in Paragraph 2 of Article 5 that preferred shares (PN shares) will be entitled to a minimum dividend of 5% (five percent) calculated on the portion of the capital represented by this type of share, or 3% (three percent) of the share’s net asset value, whichever is higher. b. Inform whether it is being paid in full Yes. c. Inform any amount retained Not applicable. 11. In the event of retention of mandatory dividend because of the company’s financial situation a. Inform the amount retained Not applicable. b. Describe in details the company’s financial situation, including aspects related to analysis of liquidity, working capital and positive cash flows Not applicable. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 35 Management Proposal AGM – Exhibit I c. Justify the reason for retaining dividends Not applicable. 12. In the event of allocation of profit to the contingencies reserve a. Identify the amount allocated to the reserve Not applicable. b. Identify the probable loss and what caused it Not applicable. c. Explain why the loss was deemed as probable Not applicable. d. Justify the creation of the reserve Not applicable. 13. In the event of allocation of profit to the unrealized profit reserve a. Inform the amount allocated to the unrealized profit reserve Not applicable. b. Inform the nature of unrealized profit that originated the reserve Not applicable. 14. In the event of allocation of profit to statutory reserves a. Describe the statutory clauses that establish the reserve Not applicable. b. Identify the amount allocated to reserves Not applicable. c. Describe how the amount was calculated Not applicable. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 36 Management Proposal AGM – Exhibit I 15. In the event of profit retention provided for in capital budget a. Identify the amount retained The profit retention based on the capital budget is R$ 68,905,594,388.77. b. Provide a copy of the capital budget The capital budget is available in Item II of the Management Proposal in this Meeting Manual. 16. In the event of allocation of profit to the tax incentive reserve a. Inform the amount allocated to the reserve The amount of income allocated to the tax incentive reserve is R$ 815,526,553.39. b. Explain the nature of the allocation The reserve was constituted through the allocation of a portion of net income resulting from government donations and subsidies for investments, pursuant to article 195-A of the Brazilian Corporation Law. This reserve can only be used to absorb losses or for the purpose of increasing capital. Refers to the subsidy for investments within the scope of the Superintendencies for Development of the Northeast (SUDENE) and the Amazon (SUDAM). MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 37 Management Proposal AGM – Item IV ITEM IV - Proposal for the establishment of eleven (11) members to the Board of Directors Article 18 of Petrobras’ Bylaws establishes that the Board of Directors shall be composed of a minimum of 7 (seven) and a maximum of 11 (eleven) members, with the Annual General Meeting being responsible for determining the number of seats on the Board. Management proposes that the number of members on the Company’s Board of Directors be maintained at 11 (eleven). MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 38 Management Proposal AGM – Item V ITEM V - Election of eleven (11) members to the Board of Directors Petrobras has received the following names for its Board of Directors: Nominees by controlling shareholder: − Guilherme Santos Mello − Magda Maria de Regina Chambriard − Benjamin Alves Rabello Filho − Fábio Henrique Bittes Terra − José Fernando Coura − Marcelo Weick Pogliese − Renato Campos Galuppo − Ricardo Baldin Nominees by minority shareholders holding preferred shares for the separate voting election process: − Jerônimo Antunes − Rachel de Oliveira Maia − Thales Kroth de Souza Nominees by minority shareholders holding common shares for the separate voting election process: − Francisco Petros Oliveira Lima Papathanasiadis − Márcio Ellery Girão Barroso Nominees by minority shareholders for the cumulative voting election process, if applicable: − José João Abdalla Filho − Marcelo Gasparino da Silva − Mauro Gentile Rodrigues da Cunha Ms. Rosangela Buzanelli Torres was elected in the first round, in a vote held by Petrobras employees in 2025, in accordance with Article 2, Paragraph 1, of Law No. 12,353, of December 28, 2010. Information regarding the nominees for the Board of Directors, according to items 7.3 to 7.6 of the Reference Form (FRE) (Article 11 of CVM Resolution 81), can be found in Exhibits II and III of this Manual. The instructions for nominating members of the Board of Directors are outlined in the chapter "Verification of Legal and Statutory Requirements and Restrictions for the Nomination of a Petrobras Board of Directors Member", available in this link. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 39 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit II EXHIBIT II - Candidates nominated by the controlling shareholder and candidate elected by employees for the position of member of the Petrobras Board of Directors GUILHERME SANTOS MELLO CPF (Individual Taxpayer’s ID) ⟩ 318.791.898-01 Birth date ⟩ 06/09/1983 Occupation ⟩ Professor Doctor II Governing body ⟩ Board of Directors Elective position to be held ⟩ Chairman Term of office ⟩ until AGM 2028 Nº of consecutive terms and 1st term ⟩ 0 RESUME ⟩⟩⟩ Mr. Guilherme Santos Mello graduated in Economics from the Pontifícia Universidade Católica de São Paulo in 2007 and in Social Sciences from the Universidade de São Paulo in 2008. He completed his master’s degree in Economics at the Pontifícia Universidade Católica de São Paulo in 2009 and his doctorate in Economics at the Universidade Estadual de Campinas in 2013. Between 2008 and 2010, he taught at the Pontifícia Universidade Católica de São Paulo – PUC/SP as a collaborator. From 2010 to 2016, he served as a Visiting Professor at Faculdades de Campinas – FACAMAP, holding positions as Visiting Professor and Research Laboratory Professor. Between 2016 and 2022, he worked as a Professor at the Institute of Economics of Unicamp – IE/UNICAMP, having coordinated the graduate program in Economic Development and also conducted research in various fields, as well as held management and administrative roles at IE/UNICAMP. In 2023, he was invited to lead the Secretariat for Economic Policy at the Ministry of Finance, which is responsible for the formulation of agricultural, fiscal, and macroeconomic policy, as well as proposals for sustainable economic development. He was a member of the Board of Directors of BB Seguridade Participações S.A., from 05/26/2023 to 06/12/2025. He is a member of the Board of Directors of the Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A., since 07/10/2023. He currently chairs the Board of Directors of BNDES and, by virtue of statutory provisions, also of BNDES Participações and FINAME, since 06/13/2025. Mr. Guilherme Santos Mello declared himself to be a non-independent Board Member according to the criteria set forth in CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 40 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit II MAGDA MARIA DE REGINA CHAMBRIARD CPF (Individual Taxpayer’s ID) ⟩ 673.612.937-00 Birth date ⟩ 06/30/1957 Occupation ⟩ Civil Engineer Governing body ⟩ Board of Directors Elective position to be held ⟩ Board Member Term of office ⟩ until AGM 2028 Nº of consecutive terms and 1st term ⟩ 1 – 05/24/2024 RESUME ⟩⟩⟩ Ms. Magda Maria de Regina Chambriard has been a member of the Board of Directors and CEO of Petróleo Brasileiro S.A. – Petrobras since 05/24/2024. Magda Chambriard holds a master’s degree in Chemical Engineering from COPPE/UFRJ (1989) and a bachelor’s degree in Civil Engineering from UFRJ (1979), with specializations in Reservoir Engineering and Formation Evaluation, as well as in Oil and Gas Production, at what is now called Universidade Petrobras. She has completed several courses, in addition to those related to oil and gas production, including Management Development in Production Engineering, Negotiation of Exploration and Production Contracts, Qualification in Negotiation in the Oil Industry, Risk Management, Accounting, Management, Leadership, and Board of Directors Development. She began her career at Petrobras in 1980, always working in the Production area, where she gained knowledge of all production areas in Brazil. She was seconded to ANP to serve as advisor to the Exploration and Production Directorate in 2002, when she was working as an E&P business consultant in the New E&P Business area at Petrobras. At ANP, shortly after assuming the advisory role, she also took over the Superintendencies of Exploration and Block Definition, focusing on bidding rounds. She was responsible for implementing ANP’s Multi-Year Geology and Geophysics Plan, which resulted in the collection of essential data for the success of bidding rounds in new frontier sedimentary basins. She took over the ANP Directorate in 2008 and the General Directorate in 2012, having led the creation of the Superintendencies of Safety and Environment, Information Technology, the work related to studies and preparation of contracts and bidding documents, the technical studies that culminated in the first pre-salt bidding round, as well as traditional concession regime bidding rounds. She was responsible for the areas of Audit, Internal Affairs, Legal Counsel, Bidding Promotion, Supply, Distribution and Retail Supervision, Human Resources, Administrative-Financial, Government Relations, in addition to those related to the Exploration and Production segment. In June 2024, she became Chair of the Board of Directors of the Brazilian Petroleum and Gas Institute – IBP, and in November 2024, she became Member and Chair of the Board of Directors of Petrobras Transporte S.A. – Transpetro. Ms. Magda Maria de Regina Chambriard declared herself to be a non-independent Board Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 41 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit II BENJAMIN ALVES RABELLO FILHO CPF (Individual Taxpayer’s ID) ⟩ 600.475.696-20 Birth date ⟩ 08/18/1962 Occupation ⟩ Lawyer Governing body ⟩ Board of Directors Elective position to be held ⟩ Board Member Term of office ⟩ until AGM 2028 Nº of consecutive terms and 1st term ⟩ 0 Current participation in committees ⟩⟩⟩ Governing body ⟩ Investment Committee Elective position held ⟩ Chairman Date of election ⟩ 07/26/2024 Date of investiture ⟩ 07/26/2024 Term of office ⟩ 2024/2026 1st term ⟩ 02/01/2023 RESUME ⟩⟩⟩ Mr. Benjamin Alves Rabello Filho holds a degree in Law from the Faculty of Law at Universidade Federal de Minas Gerais (1986), a degree in Business Administration – Foreign Trade from Centro Universitário UNA (1985), and a master’s degree in Law from Universidade Federal de Minas Gerais (1999). He has postgraduate degrees in Marketing Administration from UNA-BH (1987) and in Constitutional Law from the Faculty of Law at UFMG (1993). He is currently a member of the Board of Directors of the National Electric System Operator (ONS) (since May 2024), Chair of the Investment Committee of Petrobras’ Board of Directors (since June 2023), Special Advisor to the President of Indústrias Nucleares do Brasil (INB) (since June 2023), practices law in his own office (since November 1986), and is a Tenured Professor of Constitutional Law, Administrative Law, and General Theory of the State at the Military Police Academy of Minas Gerais (since February 1989). He was Assistant Professor of Public International Law, General Theory of the State, and Constitutional Law at PUC-Minas (2001–2022); Assistant Professor of Constitutional Law I and Electoral Law at Faculdade Promove (2010–2020); Advisor to Judge Pedro Aleixo Neto at the Court of Justice of Minas Gerais (2015–2016); Business Officer of the Official Press of Minas Gerais (2013–2015); and Presiding Judge of the Regional Electoral Court of MG (2009–2011). Mr. Benjamin Alves Rabello Filho declared himself to be a non-independent Board Member according to the criteria set forth in CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 42 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit II FÁBIO HENRIQUE BITTES TERRA CPF (Individual Taxpayer’s ID) ⟩ 066.044.456-90 Birth date ⟩ 08/21/1984 Occupation ⟩ Federal Public Servant Governing body ⟩ Board of Directors Elective position to be held ⟩ Board Member Term of office ⟩ until AGM 2028 Nº of consecutive terms and 1st term ⟩ 0 RESUME ⟩⟩⟩ Mr. Fábio Terra holds a degree in Economics from the Universidade Federal de Uberlândia. He has a master’s degree in Economic Development from the Universidade Federal do Paraná, a PhD in Economics with an emphasis on Development Economics from the Universidade Federal do Rio Grande do Sul, and completed a postdoctoral fellowship at the University of Cambridge, United Kingdom. He is an associate professor at UFABC and was a professor at the Universidade Federal de Uberlândia (UFU). He is currently seconded to the Ministry of Finance, where he serves as Special Advisor to the Executive Secretariat. He was a Fiscal Council member at Banco da Amazônia S.A. (BASA), Chair of the Fiscal Council at the National Company for Digital Government Intelligence and Information Technology (Serpro). He is a Board Member at Banco do Brasil-Investment Bank (BB-BI), and Chairman of the Board of Directors at the Federal Government Asset Management Company (EMGEA). In the academic field, he was Pro-Rector for Planning and Institutional Development at UFABC, is a CNPq Researcher, ad hoc consultant for Capes, CNPq, and Fapesp, and winner of the National Treasury Award in 2009 and 2012, the Brazil Economics Award in 2014, and the SOF Public Finance Award in 2018. Mr. Fábio Terra declared himself to be a non-independent Board Member according to the criteria set forth in CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 43 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit II JOSÉ FERNANDO COURA CPF (Individual Taxpayer’s ID) ⟩ 254.424.066-00 Birth date ⟩ 07/10/1954 Occupation ⟩ Mining engineer Governing body ⟩ Board of Directors Elective position to be held ⟩ Board Member Term of office ⟩ until AGM 2028 Nº of consecutive terms and 1st term ⟩ 0 Current participation in committees ⟩⟩⟩ Governing body ⟩ Investment Committee Elective position held ⟩ Committee Member Date of election ⟩ 09/26/2025 Date of investiture ⟩ 09/26/2025 Term of office ⟩ 2024/2026 1st term ⟩ 09/26/2025 Governing body ⟩ Safety, Environment and Health Committee Elective position held ⟩ Committee Member Date of election ⟩ 09/26/2025 Date of investiture ⟩ 09/26/2025 Term of office ⟩ 2024/2026 1st term ⟩ 09/26/2025 RESUME ⟩⟩⟩ Mr. José Fernando Coura is a native of Dom Silvério, Minas Gerais. He holds a degree in Mining Engineering from the renowned School of Mines at the Universidade Federal de Ouro Preto (centennial class – 1976) and is a Metallurgical Technician from the Federal Technical School of Ouro Preto. He has a solid complementary background in Strategic Planning, Industrial Management, Technology, and Mineral Economics. In 2014, he completed the “Strategic Management for Business Leaders” program at INSEAD, in Fontainebleau, France. He currently serves as a member of Petrobras’ Board of Directors and as a member of the Mining Thematic Council of CNI (COMIN). He has held the positions of Vice President of the Federation of Industries of the State of Minas Gerais (FIEMG) and President of the Mineral Industry Union of the State of Minas Gerais (SINDIEXTRA), from which he is currently on leave. In the public sector, he was Deputy Secretary of Mines and Energy of the State of Minas Gerais from 1999 to 2001. Nationally, he chaired SINFERBASE (National Union of the Iron and Basic Metals Extraction Industry) and the Brazilian Mining Institute (IBRAM), consolidating his role as a strategic leader in Brazilian mining. He also served as Executive Officer of AVG Siderurgia Ltda. and participates on the boards of trustees of institutions such as the Gorceix Foundation and the Biodiversitas Foundation. In addition to being a Board Member, he is a member of Petrobras’ Investment and Safety, Environment, and Health Committees. Mr. José Fernando Coura declared himself to be an independent Board Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 44 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit II MARCELO WEICK POGLIESE CPF (Individual Taxpayer’s ID) ⟩ 007.531.214-09 Birth date ⟩ 06/21/1977 Occupation ⟩ Lawyer Governing body ⟩ Board of Directors Elective position to be held ⟩ Board Member Term of office ⟩ until AGM 2028 Nº of consecutive terms and 1st term ⟩ 0 RESUME ⟩⟩⟩ Mr. Marcelo Weick Pogliese is a lawyer, post-doctor in Public Law from Universidade de Santiago de Compostela, holds a PhD in Law from Universidade do Estado do Rio de Janeiro – UERJ, and a master’s degree in Law from Universidade Federal do Rio Grande do Norte – UFRN. He currently serves as Special Secretary for Legal Affairs at the Chief of Staff’s Office of the Presidency of the Republic, is a tenured professor at Universidade Federal da Paraíba, and a member of the Board of Directors at Petrobras. He has previously served as Deputy Secretary for Legislative Affairs at the Secretariat for Legal Affairs of the Chief of Staff’s Office of the Presidency of the Republic, Special Advisor to the President at Petrobras, Acting Deputy Special Secretary at the Special Secretariat for Legal Affairs, and Advisor at the same secretariat. He has also held the positions of Attorney General of the Municipality of João Pessoa, Attorney General of the State of Paraíba, and Chief Secretary of the Civil House of the Government of Paraíba. Mr. Marcelo Weick Pogliese declared himself to be a non-independent Board Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 45 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit II RENATO CAMPOS GALUPPO CPF (Individual Taxpayer’s ID) ⟩ 027.369.636-01 Birth date ⟩ 03/13/1977 Occupation ⟩ Lawyer Governing body ⟩ Board of Directors Elective position to be held ⟩ Board Member Term of office ⟩ until AGM 2028 Nº of consecutive terms and 1st term ⟩ 2 – 01/26/2024 Current participation in committees ⟩⟩⟩ Governing body ⟩ People Committee Elective position held ⟩ Chairman Date of election ⟩ 07/26/2024 Date of investiture ⟩ 07/26/2024 Term of office ⟩ 2024/2026 1st term ⟩ 01/26/2024 RESUME ⟩⟩⟩ Mr. Renato Campos Galuppo has been a lawyer since February 2003, with extensive experience in litigation and advisory work in electoral, criminal, constitutional, and civil matters. He holds a bachelor’s degree in Law from Universidade Federal de Ouro Preto (2002), is a specialist in Applied Criminal Law and Criminal Procedure from Centro Universitário UNA (2020), and has a postgraduate degree in Economic Criminal Law from the Institute of European Criminal and Economic Law of the Faculty of Law of the University of Coimbra/IBCCRIM (2021). He served as a legal advisor in the Chamber of Deputies from March 2007 to June 2014 and from October 2014 to December 2021. He was a member of the Board of Directors of Pré-Sal Petróleo S.A. (PPSA) from July 2023 to January 2024. He is currently a member of ABRADEP (Brazilian Academy of Electoral and Political Law), PLURIS (Institute of Party and Political Law), IBCCRIM (Brazilian Institute of Criminal Sciences), and ICP (Institute of Penal Sciences), as well as a member of the Board of Directors and Chair of the People Committee at Petrobras. Mr. Renato Campos Galuppo declared himself to be an independent Board Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 46 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit II RICARDO BALDIN CPF (Individual Taxpayer’s ID) ⟩ 163.678.040-72 Birth date ⟩ 07/14/1954 Occupation ⟩ Consultant Governing body ⟩ Board of Directors Elective position to be held ⟩ Board Member Term of office ⟩ until AGM 2028 Nº of consecutive terms and 1st term ⟩ 0 RESUME ⟩⟩⟩ Mr. Ricardo Baldin is an accountant, auditor, and has served as a financial specialist on audit committees. He is an accounting and business consultant, was a partner at PwC for 20 years, where he worked for more than 31 years. He was Executive Officer of Internal Audit at Itaú-Unibanco Holding Financeira, and Executive Officer of Controllership, Risks and Controls, and Technology at BNDES. He served as a Board Member at FGC, XP Inc, and Ecorodovias, Coordinator of the Audit Committee at Eneva, and member of the Audit Committee at Itaú-Unibanco Holding. He is currently a Board Member at Terra Santa Propriedades Agrícolas, Coordinator of the Audit Committee at Alpargatas, and a member of the Fiscal Councils at IRB and Metalúrgica Gerdau. Mr. Ricardo Baldin declared himself to be an independent Board Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 47 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit II ROSANGELA BUZANELLI TORRES CPF (Individual Taxpayer’s ID) ⟩ 002.629.247-57 Birth date ⟩ 01/05/1960 Occupation ⟩ Geological Engineer Governing body ⟩ Board of Directors Elective position to be held ⟩ Board Member Term of office ⟩ until AGM 2028 Nº of consecutive terms and 1st term ⟩ 3 – 07/23/2020 Current participation in committees ⟩⟩⟩ Governing body ⟩ Investment Committee Elective position held ⟩ Committee Member Date of election ⟩ 07/26/2024 Date of investiture ⟩ 07/26/2024 Term of office ⟩ 2024/2026 1st term ⟩ 01/26/2024 Governing body ⟩ Safety, Environment and Health Committee Elective position held ⟩ Chairwoman Date of election ⟩ 07/26/2024 Date of investiture ⟩ 07/26/2024 Term of office ⟩ 2024/2026 1st term ⟩ 08/26/2020 RESUME ⟩⟩⟩ Ms. Rosangela Buzanelli Torres was elected in the first round in the election held by Petrobras employees in 2020 and re-elected in 2022 and 2024. She holds a degree in Geological Engineering from Universidade Federal de Ouro Preto (UFOP) and a master’s degree in Remote Sensing, with a focus on Geosciences, from National Institute for Space Research (INPE). She joined Petrobras in 1987 as a Geophysicist. She currently works in the Exploration area and has served as a member of the Board of Directors since July 2020, Chairwoman of the Safety, Environment, and Health Committee, and Member of the Investment Committee at Petrobras. Ms. Rosangela Buzanelli Torres declared herself to be a non-independent Board Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 48 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit II According to statements made by the nominees themselves, the above candidates: − They have not been subject, in the last five years, to any criminal conviction, conviction in an administrative process of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance or to a final conviction, in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified them from practicing any professional or commercial activity. − They do not have marital relationships, stable unions, or family relationship subject to disclosure in accordance with item 7.5 of the Reference Form, as per Annex C of CVM Resolution 80. − In compliance with item 7.6 of the Reference Form, as per Annex C of CVM Resolution 80, the candidates have informed the following relationships of subordination, provision of service or control maintained, in the last three fiscal years, between the nominees and: a) a company directly or indirectly controlled by Petrobras: Not applicable b) direct or indirect controlling shareholder of Petrobras: i- Mr. Guilherme Santos Mello reported having a subordinate relationship to Petrobras’ Controlling Shareholder, as he serves as Secretary for Economic Policy at the Ministry of Finance; ii- Mr. Fábio Henrique Bittes Terra reported having a subordinate relationship with Petrobras’ Controlling Shareholder, as he is a federal public servant and holds the position of Special Advisor to the Executive Secretariat of the Ministry of Finance; iii- Mr. Marcelo Weick Pogliese reported having a subordinate relationship with Petrobras’ Controlling Shareholder, as he holds the position of Secretary of Legal Affairs at the Chief of Staff’s Office of the Presidency of the Republic. c) supplier, client, debtor or creditor of Petrobras, its subsidiaries, controlling shareholder or subsidiaries of any of these entities: Not applicable The Company's internal governance procedures regarding the nominees' compliance with the legal, regulatory and statutory requirements and restrictions, as well as the applicable independence criteria, are still in progress, as there has not been enough time for the proper internal addressing. Prior to the Meeting, the minutes of the meetings of the People Committee and the Board of Directors which will assess this framework will be available on the Company's website: https://www.investidorpetrobras.com.br/en/general-shareholder/. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 49 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit III EXHIBIT III - Candidates nominated by non-controlling shareholders for the position of member of the Petrobras Board of Directors JERÔNIMO ANTUNES CPF (Individual Taxpayer’s ID) ⟩ 901.269.398-53 Birth date ⟩ 11/18/1955 Occupation ⟩ Accountant Governing body ⟩ Board of Directors Elective position to be held ⟩ Board Member Term of office ⟩ until AGM 2028 Nº of consecutive terms and 1st term ⟩ 0 Current participation in committees ⟩⟩⟩ Governing body ⟩ Statutory Audit Committee Elective position held ⟩ Chairman Date of election ⟩ 07/26/2024 Date of investiture ⟩ 07/29/2024 Term of office ⟩ 3 years 1st term ⟩ 07/29/2024 Governing body ⟩ Statutory Audit Committee of the Petrobras Conglomerate Elective position held ⟩ Committee Member Date of election ⟩ 07/26/2024 Date of investiture ⟩ 07/29/2024 Term of office ⟩ 3 years 1st term ⟩ 07/29/2024 Governing body ⟩ Minority Shareholders Committee Elective position held ⟩ Chairman Date of election ⟩ 09/27/2024 Date of investiture ⟩ 09/27/2024 Term of office ⟩ 2024/2026 1st term ⟩ 09/27/2024 Governing body ⟩ People Committee Elective position held ⟩ Committee Member Date of election ⟩ 07/26/2024 Date of investiture ⟩ 07/26/2024 Term of office ⟩ 2024/2026 1st term ⟩ 07/26/2024 RESUME ⟩⟩⟩ Mr. Jerônimo Antunes holds degrees in Business Administration and Accounting Sciences, and a master’s and PhD in Accounting Sciences with a specialization in Controllership and Accounting from Universidade de São Paulo (USP), where he has been a tenured professor since 2001. He has solid experience in the field of Administration, with an emphasis on MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 50 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit III Accounting Sciences, especially in independent auditing, assurance services, risk management, business consulting, and forensic accounting. He works as a court-appointed accountant and technical expert in arbitration chambers and the judiciary, as well as a consultant and expert in auditing, risk management, internal and accounting controls. He has served as an independent member of the Board of Directors and Coordinator of the Audit Committee at Cia. Müller de Bebidas and at Desenvolve SP, external member of the Audit Committee at IRB-BRASIL Resseguros S.A. (IRB RE) and Fundação CESP (FUNCESP/Vivest), as well as independent member and coordinator of the Statutory Audit Committees at Petrobras and the Petrobras Conglomerate, BR Distribuidora, Basic Sanitation Company of São Paulo (SABESP), Metrô São Paulo, Paranapanema, Eletronuclear, and Eletrobras. He was also an external member of the Audit Committees at BRF, OceanPact Serviços Marítimos (OceanPact), and Vibra. He was elected “Accounting Professional of the Year 2019” by the National Association of Finance, Administration and Accounting Executives (ANEFAC). He is a member of the Paulista Academy of Accounting (Chair No. 60), a member of the Board of Trustees of FIPECAFI, and a member of the Finance, Oversight, and Controls Committee (CFFC) of the Brazilian Institute of Corporate Governance (IBGC). He currently serves at Petrobras as a member of the Board of Directors and as Chairman of the Statutory Audit Committees (CAE) and Minority Shareholders Committee (COMIN), as well as a member of the People Committee (COPE) and the Statutory Audit Committee of the Petrobras Conglomerate (CAECO). Mr. Jerônimo Antunes declared himself to be an independent Board Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 51 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit III RACHEL DE OLIVEIRA MAIA CPF (Individual Taxpayer’s ID) ⟩ 143.363.438-45 Birth date ⟩ 01/30/1971 Occupation ⟩ Accountant Governing body ⟩ Board of Directors Elective position to be held ⟩ Board Member Term of office ⟩ until AGM 2028 Nº of consecutive terms and 1st term ⟩ 0 RESUME ⟩⟩⟩ Ms. Rachel de Oliveira Maia is the founder and CEO of RM Cia 360, a consultancy specialized in ESG best practices and Corporate Governance. Recognized as one of the country’s leading business leaders, she has built a solid career in major multinationals and today also serves on boards of directors and social impact initiatives. She began her career at Seven Eleven as a senior financial controller, where she developed her analytical and leadership skills. She later worked as Controller at Novartis Pharmacy. At Tiffany & Co., she led the brand’s entry into the Brazilian market and, as CFO in Brazil, was responsible for financial management and structuring the company’s growth in the country. After consolidating Tiffany & Co. as a reference in the Brazilian market, she was invited to lead the expansion of the Danish brand Pandora. As CEO of Pandora Brasil, she led significant growth, expanding the company’s presence from two to more than 100 points of sale over seven and a half years. As a Black female CEO, Rachel represented, until October 2020, only 0.04% of CEO positions in multinationals in Brazil, becoming a reference and inspiration for women and Black people throughout Latin America. She holds a degree in Accounting Sciences from Centro Universitário FMU and an MBA from Fundação Getulio Vargas (FGV). She has also completed executive programs in Negotiation and Leadership at Harvard Business School and General Management at the University of Victoria, in British Columbia, Canada. Throughout her career, she has served in various institutions and boards, including the General Council of the Danish Consulate, the Danish Chamber of Commerce, the President’s Committee of the American Chamber of Commerce (Amcham), and the Retail Development Institute. She has also played a significant role in third sector organizations and social initiatives, having served as a board member of Women of Brazil Group, ambassador of Guri Project, and board member of Conscious Capitalism. She is currently a board member of the Fundação Maria Cecília Souto Vidigal, an organization dedicated to early childhood development. In 2018, she founded Capacita-me Institute, a non-profit organization focused on training and employability for young people and professionals in situations of socioeconomic vulnerability. In April 2023, she assumed the chairmanship of the Board of Directors of the UN Global Compact in Brazil and serves as ambassador for SDG 5, focused on gender equality. Rachel also serves on important corporate boards. She is an Independent Director at Vale and Hypera S.A. At Banco do Brasil, she is a member of the Sustainability Committee and the Audit Committee. At Vale, she is the coordinator of the Sustainability Committee and a member of the Audit Committee. Throughout her career, she has also worked as a Diversity and Inclusion consultant at Carrefour and was an Independent Director at Grupo Soma, Banco do Brasil, CVC Corp, and GPA. Ms. Rachel de Oliveira Maia declared herself to be an independent Board Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 52 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit III THALES KROTH DE SOUZA CPF (Individual Taxpayer’s ID) ⟩ 039.521.310-08 Birth date ⟩ 07/04/1995 Occupation ⟩ Administrator Governing body ⟩ Board of Directors Elective position to be held ⟩ Board Member Term of office ⟩ until AGM 2028 Nº of consecutive terms and 1st term ⟩ 0 RESUME ⟩⟩⟩ Mr. Thales Kroth de Souza holds degrees in Financial Management from UNISINOS and in Business Administration from ULBRA, as well as Postgraduate qualifications in Specialization in Governance, Risk Management, and Compliance from UNIVATES, MBA in Business Intelligence from ULBRA, a Specialization in Cooperative Society Board Membership from UCS, an MBA in Finance and Financial Education from UNISINOS, and an MBA in Strategic People Management from FEEVALE. He has also completed three advanced courses in the educational field and earned 28 master's credits, along with a Board Member certification from PUC-PR. Currently, is a researcher in the areas of management, governance, strategy, finance, and technology.. He also has experience in the financial and strategic areas in industries, banks, asset management firms, service companies, facilities, and IT, and is currently a Financial Analyst at Top Cold and Partner & CEO at Eu Acionista. Key roles and expertise: Credit and collections management, strategic planning, control of financial activities, operational policies, administrative and financial management, accounts payable and receivable, investment management, corporate asset management, coordination of treasury, financing, and billing activities, implementation of financial, tax, bookkeeping, and tax processes, credit, collection, and registration analysis, budget monitoring, budget execution tracking reports, managerial cost and risk reports, and leadership of economic-financial studies. Mr. Thales Kroth de Souza has declared himself an independent Board Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, in the Level 2 Corporate Governance Listing Rules, and in CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 53 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit III FRANCISCO PETROS OLIVEIRA LIMA PAPATHANASIADIS CPF (Individual Taxpayer’s ID) ⟩ 050.199.968-07 Birth date ⟩ 09/14/1964 Occupation ⟩ Economist and Lawyer Governing body ⟩ Board of Directors Elective position to be held ⟩ Board Member Term of office ⟩ until AGM 2028 Nº of consecutive terms and 1st term ⟩ 2 – 04/14/2022 Current participation in committees ⟩⟩⟩ Governing body ⟩ Minority Shareholders Committee Elective position held ⟩ Committee Member Date of election ⟩ 02/25/2025 Date of investiture ⟩ 02/25/2025 Term of office ⟩ 2024/2026 1st term ⟩ 02/25/2025 RESUME ⟩⟩⟩ Mr. Francisco Petros is a lawyer graduated from Universidade Mackenzie, specialized in corporate law, corporate governance, compliance, and forensic investigations. He also holds a degree in Economics from Pontifícia Universidade Católica de São Paulo and a postgraduate degree in Finance (MBA) from Brazilian Institute of Capital Markets (IBMEC). He has attended numerous courses in Brazil and abroad in the areas of corporate governance, compliance, internal (forensic) investigations, criminal and civil settlements in various jurisdictions, and market regulation. He is certified as a Board Member and Audit Committee Member by the Brazilian Institute of Corporate Governance (IBGC). He worked for 25 years in the capital markets area (1983–2008), where he held Executive Officer positions in large companies, acquiring solid knowledge in corporate finance, company valuation, and investments. He was President of the São Paulo Association of Capital Market Analysts and Investment Professionals (ABAMEC-SP) from 1999–2001 and the first Chairman of the Capital Market Analysts Supervisory Board, established by the Brazilian Securities and Exchange Commission (CVM) from 2010–2015. He has served as a Board Member of large Brazilian companies, participating in the restructuring of corporate governance and strategic decision-making, including at BRF (2017–2020), Petrobras (2015–2019), and BR Distribuidora (2015–2016). On these boards, he was a member of statutory committees for audit, finance, people, and strategy. He is currently a member of the Audit Committee of Grupo Mapfre (Brazil), a Board Member of the São Paulo Lawyers Institute (IASP), a member of the Board of Directors of Caixa Econômica Federal (CEF) and its Risk and People Committees, and at Petrobras, he is a Board Member and a member of the Minority Shareholders Committee. He is also a mentor for the Diversity in Councils - Women (PDeC Elas) program of the Brazilian Institute of Corporate Governance (IBGC). Mr. Francisco Petros declared himself to be an independent Board Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 54 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit III MÁRCIO ELLERY GIRÃO BARROSO CPF (Individual Taxpayer’s ID) ⟩ 511.905.598-20 Birth date ⟩ 04/12/1948 Occupation ⟩ Civil Engineer Governing body ⟩ Board of Directors Elective position to be held ⟩ Board Member Term of office ⟩ until AGM 2028 Nº of consecutive terms and 1st term ⟩ 0 RESUME ⟩⟩⟩ Mr. Márcio Ellery Girão Barroso holds a degree in Civil Engineering from Universidade de São Paulo – USP – São Carlos Campus (1971), where he completed the credits for a master’s degree (1972), without defending a thesis. He was an adjunct professor at Escola Politécnica da USP (1974–1977). Among various lectures, examples include: MIT (joint study by IBM and Softex); Escola Superior de Guerra (innovation and development); IME – Instituto Militar de Engenharia (innovation and defense). He worked at the following private engineering and mining companies: Promon Engenharia (1973–1977 and 1979–1985), leading the Engineering Computing sector – CE; Cobrapi – Companhia Brasileira de Projetos Industriais (1978–1979), managing CE for offshore oil platform projects; British Petroleum (BP) Mineração (1985–1987) as CIO. In public companies, he worked at NUCLEP (2011–2016) as Executive Advisor for Business Performance and Strategic Planning and IT Manager; at FINEP (2016–2019) (innovation funding agency of the Ministry of Science, Technology and Innovation) – Innovation Executive Officer and later Executive Officer of Planning, Risk Management, and Legal. In sectoral activities of public interest, he was Executive Officer at Riosoft (Softex Agent in RJ); CEO of SOFTEX, an IT sector entity involving government and business organizations; CEO of RioBoston (an incubator in Boston, USA) hosting Brazilian companies in the international market; President of Fenainfo (National Federation of IT Companies); Member of the Board of Directors at CPqD (Research Center for Information and Communication Technologies); President of CONTIC (National Confederation of Information and Communication Technology); and President of the Engineering Club of Brazil. He is currently an entrepreneur in the Information Technology sector at MGB Informática Ltda. and Lexsemantic Tecnologia Ltda. He is Vice President of CONTIC and a Member of the Board of Directors of the Engineering Club of Brazil. He received the Diploma of Friend of Agitec (Innovation Agency of the Brazilian Army) and the title of Cidadão Fluminense granted by the Legislative Assembly of the State of Rio de Janeiro. Mr. Marcio Ellery Girão Barroso declared himself to be an independent Board Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 55 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit III JOSÉ JOÃO ABDALLA FILHO CPF (Individual Taxpayer’s ID) ⟩ 245.730.788-00 Birth date ⟩ 05/30/1945 Occupation ⟩ Banker Governing body ⟩ Board of Directors Elective position to be held ⟩ Board Member Term of office ⟩ until AGM 2028 Nº of consecutive terms and 1st term ⟩ 2 – 04/14/2022 Current participation in committees ⟩⟩⟩ Governing body ⟩ Investment Committee Elective position held ⟩ Committee Member Date of election ⟩ 07/26/2024 Date of investiture ⟩ 07/26/2024 Term of office ⟩ 2024/2026 1st term ⟩ 09/21/2022 Governing body ⟩ Minority Shareholders Committee Elective position held ⟩ Committee Member Date of election ⟩ 08/30/2024 Date of investiture ⟩ 08/30/2024 Term of office ⟩ 2024/2026 1st term ⟩ 08/30/2024 RESUME ⟩⟩⟩ Mr. João Abdalla, also known as Juca Abdalla, through his investment vehicles, is one of the largest individual long-term investors on B3, focusing mainly on the Oil & Gas, Energy, and Mining sectors, with holdings of more than 10 years. He has experience on the boards of Naturgy Brasil and CEMIG. His work has always been guided by respect for the interests of all stakeholders, especially in state-controlled companies, with a focus on controlling operating costs, disciplined capital allocation policy, and ensuring returns commensurate with the risks assumed by all stakeholders. His main positions include: (a) CEO and controlling shareholder of Banco Clássico S.A. (controlling shareholder of several investment vehicles) since 1989; (b) full member of the Board of Directors of Companhia Energética de Minas Gerais since 2019, including serving as alternate (2015–2019); (c) full member of the Board of Directors of Petrobras since 2022, also serving as a Member of the Petrobras Investment Committee and Member of the Minority Shareholders Committee; (d) full member of the Board of Directors of Eletrobras since May 2025; (e) full member of the Board of Directors of Transmissora Aliança de Energia Elétrica (2019–2022); and (f) alternate member of the Board of Directors of Naturgy Brasil (2015–2022). Mr. José João Abdalla Filho declared himself to be an independent Board Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 56 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit III MARCELO GASPARINO DA SILVA CPF (Individual Taxpayer’s ID) ⟩ 807.383.469-34 Birth date ⟩ 02/13/1971 Occupation ⟩ Lawyer and Board Member Governing body ⟩ Board of Directors Elective position to be held ⟩ Board Member Term of office ⟩ until AGM 2028 Nº of consecutive terms and 1st term ⟩ 0 RESUME ⟩⟩⟩ Mr. Marcelo Gasparino da Silva is a lawyer, graduated from UFSC and a Specialist in Corporate Tax Administration from ESAG. He has executive training in mergers and acquisitions from London Business School, and in the CEO FGV - IBE/FGV/IDE program. He is a professor at ENÁ Foundation – School of Government for the certification of administrators of state-owned companies and mixed-capital corporations. Over the past 15 years, he has served as an independent board member in publicly held companies, with more than 36 mandates. He is Chairman of the Board of Directors at ONCOCLÍNICAS and Vice Chairman of the Board of Directors at VALE. At VALE, he is Coordinator of the People and Compensation Committee (CPR) and a member of the Nomination and Governance Committee (CIG). He was Coordinator of the CS, and a member of CACP and CEOR. At BB, he is a member of COAUD and COREM. At PETROBRAS, he was a Board Member and Chairman of the Safety, Environment, and Sustainability Committee, and the Minority Shareholders Committee. He was also a member of the Investment, People, and Petrobras Conglomerate Audit Committees. At ELETROBRAS, he was Coordinator of the Sustainability Committee and a member of CEGS. He was Chairman of the Boards of Directors at USIMINAS and ETERNIT, in addition to mandates on the boards of 10 companies and on the fiscal councils of another 5 companies. With experience in the mining and steel, oil & gas, petrochemical, banking and financial, logistics, power generation, transmission and distribution, natural gas distribution, steel transformation, basic industry, civil construction, roofing for civil construction including photovoltaic generation, storage, and basic sanitation sectors, he has acquired skills, capabilities, and knowledge that allow him to contribute to the various matters and strategies addressed in the boards on which he serves. He has been part of emblematic minority activism cases, such as: the election of the first and only Board Chairman nominated and elected by minority shareholders in a publicly held company with a Control Group (Usiminas 2015); the first election by multiple voting in a state-owned company of a candidate nominated by a minority shareholder (Eletrobras 2016); the first election of a minority shareholder by multiple voting at Vale (2019); the first election of a minority shareholder by multiple voting at Petrobras (2020); the challenge at the CVM of the proposal to include the “negative vote” in the electoral process for the Board of Directors of a Brazilian publicly held company (Vale 2021); the election of 4 alternative candidates in the first electoral process as a Corporation of the world’s largest iron ore mining company (Vale 2021); and the first time minority shareholders elected 2 board members by multiple voting at Petrobras (2022). Mr. Marcelo Gasparino da Silva declared himself to be an independent Board Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 57 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit III MAURO GENTILE RODRIGUES DA CUNHA CPF (Individual Taxpayer’s ID) ⟩ 004.275.077-66 Birth date ⟩ 11/06/1971 Occupation ⟩ Consultant Governing body ⟩ Board of Directors Elective position to be held ⟩ Board Member Term of office ⟩ until AGM 2028 Nº of consecutive terms and 1st term ⟩ 0 RESUME ⟩⟩⟩ Mr. Mauro Rodrigues da Cunha is an independent board member with over 30 years of experience in the capital markets and corporate governance. He is the founder of Engage.MC, a governance and strategy advisory firm. From 2012 to 2019, he served as President of AMEC – Association of Investors in the Capital Market. In this position, he led the association representing around 60 institutional investors, with approximately USD 150 billion invested in the Brazilian equity market, with the aim of developing the capital market and defending the rights of minority shareholders. Before that, he worked for 18 years at various asset management firms, including Opus, Mauá, Bradesco Templeton, Investidor Profissional, Banco Pactual, and Morgan Stanley Asset Management, among others. He was also a board member (2002 to 2009) and Chairman of the Board of Directors (2007–2009) of IBGC – Brazilian Institute of Corporate Governance, one of the largest corporate governance institutions in the world. Since 1999, he has served on Boards of Directors and Fiscal Councils of Brazilian companies. In 2013, he became the first independent member effectively elected by minority shareholders at Petrobras. Between 2019 and 2020, he served as Chairman of the Board of Directors of Caixa Econômica Federal. He has also served on the boards of companies such as Embraer, Vale, brMalls, Totvs, Eletrobras, Usiminas, CESP, Mahle Metal Leve, among others. He currently serves as a member of the Board of Directors at Tupy, where he is Coordinator of the Audit Committee and a member of the Compensation Committee, at Hypera Pharma (also a member of the Compensation Committee), and at Klabin. Mr. Mauro Rodrigues da Cunha is a corporate governance consultant and professor, and holds the NACD.DC, CFA (since 1997), and CCA+/CC+ (IBGC) designations. Mr. Mauro Rodrigues da Cunha declared himself to be an independent Board Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 58 Management Proposal- EXHIBIT III Management Proposal AGM – Exhibit III According to statements made by the nominees themselves, the above candidates: − They have not been subject, in the last five years, to any criminal conviction, conviction in an administrative process of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance or to a final conviction, in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified them from practicing any professional or commercial activity. − The candidate Mr. José João Abdalla Filho was, in the last five years, subject to a conviction in an administrative proceeding by the CVM (CVM Administrative Sanctioning Proceeding RJ2014/10630), which is already final and binding. However, it did not suspend or disqualify him from engaging in any professional or commercial activity. − They do not have marital relationships, stable unions, or family relationship subject to disclosure in accordance with item 7.5 of the Reference Form, as per Annex C of CVM Resolution 80. − In compliance with item 7.6 of the Reference Form, as per Annex C of CVM Resolution 80, the candidates have disclosed the following relationships of subordination, service provision, or control maintained in the last three fiscal years between the nominees and: a. a company directly or indirectly controlled by Petrobras: Not applicable b. direct or indirect controlling shareholder of Petrobras: Not applicable c. supplier, client, debtor or creditor of Petrobras, its subsidiaries, controlling shareholder or subsidiaries of any of these entities: Not applicable The Company's internal governance procedures regarding the nominees' compliance with the legal, regulatory and statutory requirements and restrictions, as well as the applicable independence criteria, are still in progress, as there has not been enough time for the proper internal addressing. Prior to the Meeting, the minutes of the meetings of the People Committee and the Board of Directors which will assess this framework will be available on the Company's website: https://www.investidorpetrobras.com.br/en/general-shareholder/. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 59 Management Proposal- EXHIBIT III Management Proposal AGM – Item VI ITEM VI - Resolution on the independence of elected Board of Directors members Pursuant to article 18, paragraph 5 of Petrobras' Bylaws, the Board of Directors must be composed of at least 40% (forty percent) independent members, this percentage being applied to the total number of Directors, and the independence criteria must comply with the terms of article 22, paragraph 1, of Law 13. 303/2016, article 36, paragraph 1, of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Regulations, as well as CVM Resolution 80, with the most stringent criterion being obeyed in the event of any divergence between the rules. Article 7, caput, of Exhibit K of CVM Resolution 80, provides that the characterization of the nominee to the Board of Directors as an independent member shall be decided by the Annual General Meeting, which can base its decision on the nominee's statement submitted to the Board of Directors and on the opinion of the Company's Board of Directors, as to whether or not the candidate meets the independence criteria. Ms. Magda Maria de Regina Chambriard, Ms. Rosangela Buzanelli Torres, and Mr. Marcelo Weick Pogliese declared themselves to be non-independent Board Members according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. Mr. Guilherme Santos Mello, Benjamin Alves Rabello Filho, and Fábio Henrique Bittes Terra declared themselves to be non-independent Board Members according to the criteria set forth in CVM Resolution 80. Ms. Rachel de Oliveira Maia and Mrs. Jerônimo Antunes, Thales Kroth de Souza, Francisco Petros Oliveira Lima Papathanasiadis, Márcio Ellery Girão Barroso, José João Abdalla Filho, Marcelo Gasparino da Silva, Mauro Gentile Rodrigues da Cunha, José Fernando Coura, Renato Campos Galuppo, and Ricardo Baldin declared themselves to be independent Board Members according to the criteria set forth in Article 36, § 1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. The Company's internal governance procedures for analyzing whether the nominees meet the applicable independence criteria are still in progress, as there was not sufficient time for internal review. Before the Shareholders' Meeting, the minutes of the meetings of the People Committee and the Board of Directors, which will analyze such compliance, will be available on the Company's website: https://www.investidorpetrobras.com.br/en/general-shareholder/. The declarations of independence of the nominees can be found at the following link. According to the sole paragraph of Article 7 of Exhibit K of CVM Resolution 80, the resolution by the Annual General Meeting on the characterization of the appointee to the Board of Directors as an independent member shall not apply to nomination of candidates for members of the Board of Directors who: (i) do not meet the deadline for inclusion of candidates in Distance Voting Ballot, as provided for in the regulations issued by the CVM on remote voting; and (ii) through separate voting in companies with a controlling shareholder. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 60 Management Proposal AGM – Item VII ITEM VII - Election of the Chairman of Board of Directors The controlling shareholder appointed Mr. Guilherme Santos Mello as Chairman of the Board of Directors. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 61 Management Proposal AGM – Item VIII ITEM VIII - Proposal for the establishment of 5 (five) members for the Fiscal Council Article 44 of Petrobras’ Bylaws establishes that the Fiscal Council, which is permanent, shall be composed of up to 5 (five) members and an equal number of alternates. Paragraph 1 of Article 161 of Law 6,404/1976 establishes that the Fiscal Council shall be composed of at least 3 (three) and at most 5 (five) members and an equal number of alternates, shareholders or not, elected at the Annual General Meeting. Management proposes maintaining the Fiscal Council with 5 (five) full members and an equal number of alternates. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 62 Item III ANEXO III Management Proposal AGM – Item IX ITEM IX - Election of 5 (five) members of the Fiscal Council and their respective alternates Petrobras received the following names to compose the Fiscal Council: From the controlling shareholder: − Mariana de Assis Espécie (Full Member) − Brenno Leopoldo Cavalcante de Paula (Alternate) − Luciano José de Araújo (Full Member) − Gustavo Cerqueira Ataíde (Alternate) − Rafael Rezende Brigolini (Full Member) − Daniel Cardoso Leal (Alternate) From the holders of common shares: − Ronaldo Dias (Full Member) − Ricardo José Martins Gimenez (Alternate) From the holders of preferred shares: − Reginaldo Ferreira Alexandre (Full Member) − Vasco de Freitas Barcellos Neto (Alternate) − André Luiz de Rezende (Full Member) − Márcio Cassol Carvalho (Alternate) − Domenica Eisenstein Noronha (Full Member) − Ricardo Henrique Baras (Alternate) Information regarding the nominees for the Fiscal Council, according to items 7.3 to 7.6 of the Reference Form (FRE) (Article 11 of CVM Resolution 81), can be found in Exhibits IV and V of this Manual. The instructions for nominating members of the Fiscal Council and their respective alternates are outlined in the chapter "Verification of Legal and Statutory Requirements and Restrictions for the Nomination of a Petrobras Fiscal Council Member", available at the link. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 63 Management Proposal AGM – Exhibit IV EXHIBIT IV - Candidates nominated by the controlling shareholder for the position of member of the Petrobras Fiscal Council MARIANA DE ASSIS ESPÉCIE CPF (Individual Taxpayer’s ID) ⟩ 109.107.977-30 Birth date ⟩ 09/23/1986 Occupation ⟩ Biologist Governing body ⟩ Fiscal Council Elective position to be held ⟩ Fiscal Council Member (full member) Term of office ⟩ until AGM 2027 Nº of consecutive terms and 1st term ⟩ 0 – 04/17/2026 RESUME ⟩⟩⟩ Ms. Mariana de Assis Espécie holds a degree in Biological Sciences and a PhD in Biology from Universidade Federal Rural do Rio de Janeiro, as well as a specialization in Public Management from Escola Nacional de Administração Pública. She works at the Ministry of Mines and Energy as Head of the Special Advisory for Technical Affairs, dedicating herself to strategic advising to the Minister of State on priority agendas in the country’s energy and mineral sector, including electricity, oil, natural gas, biofuels, energy transition, and mining, as well as institutional coordination on strategic topics. She was Executive Officer of the Department of Energy Transition at the Ministry of Mines and Energy, working on the formulation and monitoring of public policies aimed at energy transition and technological development in the sector. She worked as a career employee at Energy Research Company, where she also served as Chief of Staff to the Presidency, gaining experience in energy planning, corporate governance, and support to the company’s statutory bodies, including annual accountability processes and institutional oversight. Ms. Mariana de Assis Espécie declared herself to be an independent Fiscal Council Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 64 Management Proposal AGM – Exhibit IV BRENNO LEOPOLDO CAVALCANTE DE PAULA CPF (Individual Taxpayer’s ID) ⟩ 027.856.524-79 Birth date ⟩ 05/02/1978 Occupation ⟩ Accountant Governing body ⟩ Fiscal Council Elective position to be held ⟩ Fiscal Council Member (alternate) Term of office ⟩ until AGM 2027 Nº of consecutive terms and 1st term ⟩ 0 – 04/17/2026 RESUME ⟩⟩⟩ Mr. Brenno Leopoldo Cavalcante de Paula holds a bachelor’s degree in Accounting Sciences from Universidade Potiguar (2001) and in Law from Centro Universitário do Distrito Federal (2010). He has experience in the federal public administration, working in the areas of administrative management, instruction and analysis of administrative proceedings, and monitoring of public policies. He has held coordination roles at the Ministry of National Integration and the Ministry of Tourism, being responsible for supervising technical teams, consolidating management reports and accountability statements, monitoring budgetary and financial execution, preparing technical notes and opinions, responding to demands from internal and external control bodies, and advising senior management. He was Head of the Administrative Technical Advisory Office of the Minister’s Cabinet at the Ministry of Mines and Energy and currently serves as Head of the Strategic Coordination and Governmental Boards Advisory Office of the Minister of State for Mines and Energy. Mr. Brenno Leopoldo Cavalcante de Paula declared himself to be an independent Fiscal Council Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 65 Management Proposal AGM – Exhibit IV LUCIANO JOSÉ DE ARAÚJO CPF (Individual Taxpayer’s ID) ⟩ 440.936.166-04 Birth date ⟩ 02/20/1962 Occupation ⟩ Lawyer Governing body ⟩ Fiscal Council Elective position to be held ⟩ Fiscal Council Member (full member) Term of office ⟩ until AGM 2027 Nº of consecutive terms and 1st term ⟩ 0 – 04/17/2026 RESUME ⟩⟩⟩ Mr. Luciano José de Araújo holds a bachelor’s degree in Law from Faculdade de Direito do Vale do Rio Doce (1987), a postgraduate degree in Financial Administration from UNA (1992), and an MBA in Business Management from AIEC (2007). He also participated in the Strategic Management for Business Leaders program at INSEAD, France (2008). He began his professional career at Banco Nacional, where he worked for thirteen years, including in the National Quality Directorate, with experience in team management, operational controls, processes, and performance monitoring. Since 1995, he has been Partner and Chief Executive Officer of Provest, an industrial sector company, where he leads the strategic development of the business, focusing on governance, innovation, operational efficiency, and sustainable growth. Throughout his career, he has also held significant institutional and leadership roles in the industrial sector, having served as State Vice President of the Federation of Industries of the State of Minas Gerais (FIEMG), CEO of FIEMG Regional Vale do Aço, and CEO of the Clothing Industry Union of Minas Gerais (Sindivest-MG), as well as Board Member of the Brazilian Textile Industry Association (ABIT) and member of the Deliberative Council for Metropolitan Development of Vale do Aço. His work also includes participation in institutional coordination and regional economic development initiatives. Mr. Luciano José de Araújo declared himself to be an independent Fiscal Council Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 66 Management Proposal AGM – Exhibit IV GUSTAVO CERQUEIRA ATAÍDE CPF (Individual Taxpayer’s ID) ⟩ 688.277.921-04 Birth date ⟩ 05/12/1987 Occupation ⟩ Civil Engineer Governing body ⟩ Fiscal Council Elective position to be held ⟩ Fiscal Council Member (alternate) Term of office ⟩ until AGM 2027 Nº of consecutive terms and 1st term ⟩ 0 – 04/17/2026 RESUME ⟩⟩⟩ Mr. Gustavo Cerqueira Ataíde is a public servant at the Ministry of Management and Innovation, holds a bachelor’s degree in Civil Engineering from Universidade de Brasília (UnB) since August 2010, with extensive experience and strong performance in public policy and energy planning. He has a specialization in Public Policy and Government Management in the Energy and Mineral Sectors from PUC-Rio, a Master of Public Policy from Escola Nacional de Administração Pública (ENAP) and Columbia University, and is currently pursuing a master’s degree in Economics and Finance at Fundação Getúlio Vargas. He has held various positions in the Federal Government, having served as National Secretary for Energy Transition and Planning, responsible for developing public policies for the energy sector and coordinating the preparation and implementation of Brazilian energy planning instruments, such as the Ten-Year Energy Expansion Plan, the National Energy Plan, and the National Energy Balance, as well as coordinating energy information systems. He also served as Chief of Staff to the President of Energy Research Company (EPE) from October 2023 to June 2025, and as General Coordinator of Electric Power Expansion, working on planning and generation expansion auctions, in addition to having served as Technical Advisor in the Sub-Chief for Analysis and Monitoring of Government Policies (SAG) at the Chief of Staff’s Office, and as Advisor to the Department of Energy Planning at the Ministry of Mines and Energy (MME) in 2020. Mr. Gustavo Cerqueira Ataíde declared himself to be a non-independent Fiscal Council Member according to the criteria set forth in CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 67 Management Proposal AGM – Exhibit IV RAFAEL REZENDE BRIGOLINI CPF (Individual Taxpayer’s ID) ⟩ 055.693.306-07 Birth date ⟩ 07/17/1982 Occupation ⟩ Economist Governing body ⟩ Fiscal Council Elective position to be held ⟩ Fiscal Council Member (full member) Term of office ⟩ until AGM 2027 Nº of consecutive terms and 1st term ⟩ 0 – 04/17/2026 RESUME ⟩⟩⟩ Mr. Rafael Rezende Brigolini is Deputy Secretary of Fiscal Management at the National Treasury Secretariat, with extensive experience in public finance, credit operations, fiscal management, and corporate governance. He is an economist graduated from UNICAMP and has a solid track record in the federal public sector. Mr. Rafael Rezende Brigolini declared himself to be a non-independent Fiscal Council Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 68 Item III ANEXO III Management Proposal AGM – Exhibit IV DANIEL CARDOSO LEAL CPF (Individual Taxpayer’s ID) ⟩ 834.938.081-00 Birth date ⟩ 10/13/1978 Occupation ⟩ Mechanical Engineer Governing body ⟩ Fiscal Council Elective position to be held ⟩ Fiscal Council Member (alternate) Term of office ⟩ until AGM 2027 Nº of consecutive terms and 1st term ⟩ 0 – 04/17/2026 RESUME ⟩⟩⟩ Mr. Daniel Cardoso Leal, a native of Brasília (DF), is Deputy Secretary of Public Debt at the National Treasury Secretariat, a federal public servant with more than ten years of experience in public debt management and the financial market. Throughout his career at the National Treasury, he has held leadership and coordination roles in the public debt area, including domestic and international issuances, risk management, and relations with investors and rating agencies. He also has experience in the private sector as a senior fixed income strategist at BGC Liquidez and has served on collegiate bodies as a member of the Fiscal Council: Indústria de Material Bélico do Brasil (IMBEL); BB Leasing S.A. – Arrendamento Mercantil; Araucária Nitrogenados S.A. (ANSA). He holds a degree in Mechanical Engineering from Universidade de Brasília (UnB) and an MBA in Finance from Ibmec. He has complemented his academic background with courses and certifications in corporate governance, financial markets, international accounting, compliance, and ESG. Mr. Daniel Cardoso Leal declared himself to be a non-independent Fiscal Council Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 69 Item III ANEXO III Management Proposal AGM – Exhibit IV According to statements made by the nominees themselves, the above candidates: − They have not been subject, in the last five years, to any criminal conviction, conviction in an administrative process of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance or to a final conviction, in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified them from practicing any professional or commercial activity. − They do not have marital relationships, stable unions, or family relationship subject to disclosure in accordance with item 7.5 of the Reference Form, as per Annex C of CVM Resolution 80. − In compliance with item 7.6 of the Reference Form, as per Annex C of CVM Resolution 80, the candidates have disclosed the following relationships of subordination, service provision, or control maintained in the last three fiscal years between the nominees and: a. company controlled, directly or indirectly, by Petrobras: Not applicable b. direct or indirect controlling shareholder of Petrobras: Not applicable c. supplier, client, debtor or creditor of Petrobras, its subsidiaries, controlling shareholder or subsidiaries of any of these entities: Not applicable The Company's internal governance procedures regarding the nominees' compliance with the legal, regulatory and statutory requirements and restrictions, as well as the applicable independence criteria, are still in progress, as there has not been enough time for the proper internal addressing. Prior to the Meeting, the minutes of the meetings of the People Committee and the Board of Directors which will assess this framework will be available on the Company's website: https://www.investidorpetrobras.com.br/en/general-shareholder/. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 70 Management Proposal AGM – Exhibit V EXHIBIT V - Candidates nominated by non-controlling shareholders for the position of member of the Petrobras Fiscal Council REGINALDO FERREIRA ALEXANDRE CPF (Individual Taxpayer’s ID) ⟩ 003.662.408-03 Birth date ⟩ 03/07/1959 Occupation ⟩ Economist Governing body ⟩ Fiscal Council Elective position to be held ⟩ Fiscal Council Member by Preferred Shareholders (full member) Term of office ⟩ until AGM 2027 Nº of consecutive terms and 1st term ⟩ 01 – 04/17/2025 RESUME ⟩⟩⟩ Mr. Reginaldo Ferreira Alexandre is an economist with eighteen years of experience in investment analysis, having worked as an analyst, organizer, and director of analysis teams, holding these positions successively at Citibank, Unibanco, BBA (now Itaú-BBA), and Itaú Corretora de Valores. He also worked as a corporate credit analyst (Citibank) and as a consultant in strategy (Accenture) and corporate finance (Deloitte). He also worked at ProxyCon Consultoria Empresarial, a company dedicated to advisory and service activities in the areas of capital markets, finance, and corporate governance. He was a member of the Accounting Pronouncements Committee (CPC) – the body responsible for formulating Brazilian accounting standards – from its foundation in 2005 until April 2024. He is a certified investment analyst (CNPI), a securities portfolio manager accredited by the CVM, and a Certified Fiscal Council Member by IBGC. He is one of the authors of the Brazilian Corporate Governance Code – Publicly Held Companies (incorporated into CVM Instruction 586). He has extensive experience as a board and fiscal council member of companies, having held these positions in more than twenty companies in recent years, currently serving on the boards of directors of Mahle Metal Leve and Sanepar, as well as the fiscal councils of Rumo S.A., Banrisul, Oncoclínicas, Kepler Weber, and, in the private sector, CEB Lajeado. He is a former fiscal council member of Petrobras (from 04/2013 to 04/2019), Embraer, BRF, Companhia Energética de Brasília, Ser Educacional, Sabesp, Sanepar, Iochope Maxion, Aliansce Shopping Centers S.A. (now Allos), Cremer S.A., Movida, CPFL S.A., Tecnica, Unipar Carbocloro, Paraná Banco, Telenorte Celular Participações S.A., among others. He is a former president of the Brazilian Association of Capital Market Analysts and Investment Professionals – APIMEC, elected for the 2015–2016 term, and former president of APIMEC São Paulo, elected for the 2011–2012 term. He is a former member of the State-Owned Companies Governance Committee at B3 and a former member of the Mergers and Acquisitions Committee – CAF. Mr. Reginaldo Ferreira Alexandre declared himself to be an independent Fiscal Council Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 71 Management Proposal AGM – Exhibit V VASCO DE FREITAS BARCELLOS NETO CPF (Individual Taxpayer’s ID) ⟩ 010.226.297-78 Birth date ⟩ 06/21/1967 Occupation ⟩ Accountant Governing body ⟩ Fiscal Council Elective position to be held ⟩ Fiscal Council Member by Preferred Shareholders (alternate) Term of office ⟩ until AGM 2027 Nº of consecutive terms and 1st term ⟩ 01 – 04/17/2025 RESUME ⟩⟩⟩ Mr. Vasco de Freitas Barcellos Neto has extensive experience in executive roles, developed in publicly held companies and banks. He demonstrates strong leadership, interpersonal, planning, and control skills. He has been responsible for the implementation of strategic projects in Finance and Management, such as: launching IPOs, debentures, and structured debt operations in the capital markets; project financing for infrastructure; implementation of budgets, control, and management systems; start-up company implementation; debt/corporate restructurings; and execution of M&A. Mr. Vasco de Freitas Barcellos Neto declared himself to be an independent Fiscal Council Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 72 Management Proposal AGM – Exhibit V ANDRÉ LUIZ DE REZENDE CPF (Individual Taxpayer’s ID) ⟩ 037.868.887-10 Birth date ⟩ 09/24/1973 Occupation ⟩ Administrator Governing body ⟩ Fiscal Council Elective position to be held ⟩ Fiscal Council Member by Preferred Shareholders (full member) Term of office ⟩ until AGM 2027 Nº of consecutive terms and 1st term ⟩ 0 – 04/17/2026 RESUME ⟩⟩⟩ Mr. André Luiz de Rezende holds a degree in Business Administration (FIJ), with a lato sensu postgraduate specialization in Financial Management (UNIVALLI); Cybersecurity (FOCUS); and Compliance, Risk, and Auditing (Universidade Católica de SC). He also holds the following certifications: CPA-10 (ANBIMA); Certified Board Member (IBGC); Anti-Bribery and Compliance Management (ISA 37.001 and ISO 37.301); Risk Manager (ISO 31.000); FII Management (ANBIMA); and Strategic Management (University of Illinois). His notable expectations in high corporate governance positions in corporations include: Chief Financial Officer (CELESC); Fiscal Council Member (BADESC); Fiscal Council Member (SAPIENS); Fiscal Council Member (PORTO DE IMBITUBA); Fiscal Council Member (BRDE); Board Member (SC Gás); Executive Officer (SAPIENS). In addition to this experience, he has also worked intermittently as an Auditor since 2007. Mr. André Luiz de Rezende declared himself to be an independent Fiscal Council Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 73 Management Proposal AGM – Exhibit V MÁRCIO CASSOL CARVALHO CPF (Individual Taxpayer’s ID) ⟩ 693.539.800-20 Birth date ⟩ 12/26/1972 Occupation ⟩ Accountant Governing body ⟩ Fiscal Council Elective position to be held ⟩ Fiscal Council Member by Preferred Shareholders (alternate) Term of office ⟩ until AGM 2027 Nº of consecutive terms and 1st term ⟩ 0 – 04/17/2026 RESUME ⟩⟩⟩ Mr. Márcio Cassol Carvalho holds degrees in Accounting Sciences (1994) and Law (2005), with specializations in Public Auditing (1998) and Strategic Studies in Public Administration (2011). He is a professor and author of an e-book in the area of Administrative Law. He has held the position of State Auditor since 1995. He has worked on various topics in Public Administration, such as: Public Procurement, Human Resources, Agreements, Subsidies, Management Indicators, Public Debt, and Procurement Planning. He has held the positions of Executive Officer of Goods and Services Acquisition and Executive Officer of Planning and Management of Goods and Services at the State Health Secretariat. He was Secretary of the Financial Policy Council of the State of Santa Catarina, Secretary of the Government Management Group, and Comptroller General of the State of Santa Catarina. He served as Fiscal Council Member at SCPAR Porto de São Francisco do Sul, SCPAR Porto de Imbituba, and Sicoob/Credisc. Mr. Márcio Cassol Carvalho declared himself to be an independent Fiscal Council Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 74 Management Proposal AGM – Exhibit V DOMENICA EISENSTEIN NORONHA CPF (Individual Taxpayer’s ID) ⟩ 090.448.297-93 Birth date ⟩ 01/13/1977 Occupation ⟩ Administrator Governing body ⟩ Fiscal Council Elective position to be held ⟩ Fiscal Council Member by Preferred Shareholders (full member) Term of office ⟩ until AGM 2027 Nº of consecutive terms and 1st term ⟩ 0 – 04/17/2026 RESUME ⟩⟩⟩ Ms. Domenica Eisenstein Noronha is a finance executive with over 25 years of experience in financial analysis, investment banking, asset management, and boards. She holds a bachelor’s degree in Business Administration from Georgetown University (Magna Cum Laude, 1999), with a double major in Finance and International Business. She holds the CFA Charterholder, CGA, CPA-20, Series 7, FSA, and ESG Investing certifications from the CFA Institute. At Lorinvest — an asset manager dedicated to the Lorentzen family, founders of Aracruz Celulose and Norsul — she served as Executive Officer (2021–2025), leading the Research area for greenfield and brownfield investment analysis, coordinating M&A processes (including the acquisition of Hidrovias do Brasil’s cabotage operations by Norsul in 2025), and structuring the Akron special situations area, with over R$ 4 billion in credits purchased. She served as a board member at Norsul (2023–2025) — the largest Brazilian company in solid bulk cabotage — and currently serves as a board member at Norcoast (since 2023), a 50/50 joint venture between Norsul and Hapag-Lloyd for container cabotage. She was a partner at Tempo Capital (2011–2021), an independent asset manager with approximately R$ 2 billion under management in Brazilian equity funds with a long-term fundamentalist approach, and was elected to the fiscal councils of Light, Fibria, Oi, Lojas Americanas, Embraer, Usiminas, and Bradespar. She worked at Morgan Stanley Bank (1999–2010), reaching the position of Executive Director with responsibilities for executing capital market transactions (debt and equity) throughout Latin America, focusing on complex transactions such as convertibles, ADRs, IPOs, and debt structuring. She executed transactions in multiple jurisdictions, including Brazil, Mexico, Argentina, Peru, Colombia, Barbados, Venezuela, and Panama. Ms. Domenica Eisenstein Noronha declared herself to be an independent Fiscal Council Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL DA ASSEMBLEIA 2026 75 Management Proposal AGM – Exhibit V RICARDO HENRIQUE BARAS CPF (Individual Taxpayer’s ID) ⟩ 103.564.968-30 Birth date ⟩ 06/08/1966 Occupation ⟩ Administrator Governing body ⟩ Fiscal Council Elective position to be held ⟩ Fiscal Council Member by Preferred Shareholders (alternate) Term of office ⟩ until AGM 2027 Nº of consecutive terms and 1st term ⟩ 0 – 04/17/2026 RESUME ⟩⟩⟩ Mr. Ricardo Henrique Baras holds a degree in Business Administration from PUC de São Paulo (1988) and a postgraduate degree in Controllership from FACESP (1993). He is Director of Audit, Compliance, and Risk at Light S.A. Previously, he was Coordinator of the Audit Committee at Light, Partner at MCS Markup, Global Director of Audit at Vale S.A., Director of Audit at Alcoa Alumínio, Director of Audit at Suzano de Papel e Celulose, Audit Manager at Novartis, Auditor at Bahia Sul Celulose, and Auditor at Boucinhas & Campos Auditores Independentes. He has led three Audit Committees at MRN, VLI, and Samarco. He completed a three-year international assignment in England with Novartis and has experience conducting audits in 34 countries. He is fluent in English and Spanish. Mr. Ricardo Henrique Baras declared himself to be an independent Fiscal Council Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL DA ASSEMBLEIA 2026 76 Management Proposal AGM – Exhibit V RONALDO DIAS CPF (Individual Taxpayer’s ID) ⟩ 221.285.307-68 Birth date ⟩ 12/09/1946 Occupation ⟩ Accountant Governing body ⟩ Fiscal Council Elective position to be held ⟩ Fiscal Council Member by Common Shareholders (full member) Term of office ⟩ until AGM 2027 Nº of consecutive terms and 1st term ⟩ 02 – 04/25/2024 RESUME ⟩⟩⟩ Mr. Ronaldo Dias holds a bachelor’s degree in Accounting Sciences from Faculdade de Ciências Contábeis e Administração “Moraes Júnior,” since September 1977, with extensive experience in the financial and accounting area, having worked as a tax auditor at the Central Bank of Brazil from June 1980 to February 25, 1997. He also served as a Board Member at Companhia de Energética de Minas Gerais until April 26, 2024, Executive Officer at Banco Clássico S.A. and a member of the Audit Committee, a Fund Portfolio Manager accredited by the Brazilian Securities and Exchange Commission (CVM), and Executive Officer at Socal. Mr. Ronaldo Dias declared himself to be an independent Fiscal Council Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL DA ASSEMBLEIA 2026 77 Management Proposal AGM – Exhibit V RICARDO JOSÉ MARTINS GIMENEZ CPF (Individual Taxpayer’s ID) ⟩ 103.381.768-61 Birth date ⟩ 12/25/1967 Occupation ⟩ Lawyer Governing body ⟩ Fiscal Council Elective position to be held ⟩ Fiscal Council Member by Common Shareholders (alternate) Term of office ⟩ until AGM 2027 Nº of consecutive terms and 1st term ⟩ 02 – 04/25/2024 RESUME ⟩⟩⟩ Mr. Ricardo José Martins Gimenez is a lawyer, founding partner of Alves Ferreira & Mesquita Law Firm, graduated in Law from UNIP and registered with the OAB/SP since April 1995, also holding a degree as an accounting technician since December 1989. He has experience in: Corporate Governance, as well as Financial and Legal Management; Risk and Asset Assessment and Management; Structuring financial operations involving payroll, revenue control, accounts payable, and cash flow; Capital Markets and Corporate Law; Alternate member of the Fiscal Council at Renova in 2020; Alternate member of the Fiscal Council at KEPLER WEBER S/A in 2022; and currently Alternate member of the Fiscal Council at CEMIG since 2022. Mr. Ricardo José Martins Gimenez declared himself to be an independent Fiscal Council Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Corporate Governance Listing Rules, and CVM Resolution 80. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 78 Management Proposal AGM – Exhibit V According to statements made by the nominees themselves, the above candidates: − They have not been subject, in the last five years, to any criminal conviction, conviction in an administrative process of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance or to a final conviction, in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified them from practicing any professional or commercial activity. − They do not have marital relationships, stable unions, or family relationship subject to disclosure in accordance with item 7.5 of the Reference Form, as per Annex C of CVM Resolution 80. − In compliance with item 7.6 of the Reference Form, as per Annex C of CVM Resolution 80, the candidates have disclosed the following relationships of subordination, service provision, or control maintained in the last three fiscal years between the nominees and: a. a company directly or indirectly controlled by Petrobras: Not applicable b. d. direct or indirect controlling shareholder of Petrobras: Not applicable c. supplier, client, debtor or creditor of Petrobras, its subsidiaries, controlling shareholder or subsidiaries of any of these entities: Not applicable The Company's internal governance procedures regarding the nominees' compliance with the legal, regulatory and statutory requirements and restrictions, as well as the applicable independence criteria, are still in progress, as there has not been enough time for the proper internal addressing. Prior to the Meeting, the minutes of the meetings of the People Committee and the Board of Directors which will assess this framework will be available on the Company's website: https://www.investidorpetrobras.com.br/en/general-shareholder/. MANUAL OF GENERAL SHAREHOLDERS’ MEETING 2026 79 Management Proposal AGM – Item X ITEM X - Establishment of the compensation of Management, Fiscal Council members, and members of the Statutory Advisory Committees of the Board of Directors Pursuant to Item I of Article 13 of CVM Resolution 81, Petrobras submits for deliberation at this Meeting the proposal for the compensation of the members of Management (members of the Board of Directors and the Executive Board), Fiscal Council, and the Statutory Advisory Committees to the Board of Directors, as follows: a) Proposal for the overall global compensation amount for the Management (Board of Directors and Executive Board) for the period from April 2026 to March 2027, in the amount of up to R$ 57,224,724.61, and a total general amount of R$ 70,059,310.39 when including other advisory positions to the Board of Directors and the Fiscal Council. b) Proposal to set the monthly fees of the members of the Board of Directors and the members of the Fiscal Council at 10% of the average monthly compensation of the members of the Executive Board, excluding amounts related to paid leave (“vacation”) and benefits. c) Proposal to set the monthly fees of the members of the Statutory Audit Committee and the Statutory Audit Committee of the Conglomerate, with the Chair receiving 40% and the other members receiving 30%, both in relation to the average monthly compensation of the Executive Officers, excluding amounts related to paid leave (“vacation”) and benefits. d) Proposal to set the monthly fees of the members of the other Statutory Advisory Committees to the Board of Directors at a percentage equivalent to 50% of the monthly fee of the members of Petrobras’ Board of Directors, excluding amounts related to paid leave (“vacation”) and benefits. We highlight that the compensation of the members of the Fiscal Council and the Advisory Committees to the Board of Directors are not included in the overall global amount for Management. According to Item II of Article 13 of CVM Resolution 81, information related to the compensation for the members of the Company’s Management, Fiscal Council, and Advisory Committees of the Board of Directors, in item 8 of the Reference Form, is available in the link. MANUAL DA ASSEMBLEIA 2025 80 • Assembleia Geral

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer